RIDER
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 469 BD 0223 (formerly # 104363320)
in favor of The Hartford Financial Services Group Inc.
It is agreed that:
1.	The attached bond is amended by replacing that Item(s) on the Declarations Page corresponding to the Item(s) indicated below with an X:
X                      Item 2. Bond Period : from 12:01 a.m. on 07/31/06 to 12:01 a.m. 07/31/07
                                                                                               (MONTH,DAY,YEAR) (MONTH,DAY,YEAR)
☐ Item 3.     The Aggregate Liability of the Underwriter during the Bond Period shall be $

☐ Item 4.	Subject to Section 4 and 11 hereof,
the Single Loss Limit of Liability is $
and the Single Loss Deductible is $

Provided, however, that if any amounts are inserted below opposite specified Insuring
Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be a part of and not in addition to amounts set forth above.

	Single Loss	Single Loss
Amount applicable to:	Limit of Liability	Deductible

Insuring Agreement (D)-FORGERY OR ALTERATION	$	$
Insuring Agreement (E)-SECURITIES	$	$
Coverage on Partners (Form No.14 only)	$	$
Optional Insuring Agreements and Coverages:
2.	This rider applies to loss sustained at any time but discovered after 12:01 a.m. on July 31, 2006 and includes effective 7/31/06 as part of this renewal amended Rider # 8 (new threshold amount of $5 billion) and an amended Name Insured rider to provide omnibus wording that would cover 100% of any venture owned more than 50% & covering the Insured’s equity interest in any venture owned 50% or less.

Signed, Sealed and dated:	St. Paul Fire and Marine Insurance Company
July 26, 2006	By:	/s/ Donald E. Rowe
Attorney in Fact

          AMEND DECLARATIONS PAGE-DISCOVERY FORM
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS.14
15, 24 AND 25, ITEM 3 NOT TO BE CHANGED MID-TERM WITH THIS RIDER
REVISED TO JUNE, 1990
SR 6150C

Form 14 MF Attachment A 06
Hartford Advisers HLS Fund, Inc. *
Hartford Bond HLS Fund, Inc. *
Hartford Capital Appreciation HLS Fund, Inc. *
Hartford Dividend and Growth HLS Fund, Inc. *
Hartford Global Advisors HLS Fund, Inc. (formerly named Hartford International Advisors HLS Fund, Inc.) *
Hartford Index HLS Fund, Inc. *
Hartford International Opportunities HLS Fund, Inc. *
Hartford MidCap HLS Fund, Inc. *
Hartford Money Market HLS Fund, Inc. *
Hartford Mortgage Securities HLS Fund, Inc. *
Hartford Small Company HLS Fund, Inc. *
Hartford Stock HLS Fund, Inc. *
* On July 16, 2002, shareholders authorized the reorganization of this Fund from a free-standing Maryland corporation into a new series of Hartford Series Fund, Inc.
Hartford Series Fund, Inc., which consists of the series listed below.
Incorporated in Maryland on January 15, 1998
Current net assets $58,189,915,000 as of March 31, 2006
Address: 500 Bielenberg Drive, Woodbury, Minnesota 55125
Hartford Advisers HLS Fund
Hartford Capital Appreciation HLS Fund
Hartford Disciplined Equity HLS Fund (formerly named Hartford Growth and Income HLS Fund)
Hartford Dividend and Growth HLS Fund
Hartford Equity Income HLS Fund
Hartford Focus HLS Fund
Hartford Global Advisers HLS Fund
Hartford Global Communications HLS Fund
Hartford Global Financial Services HLS Fund
Hartford Global Health HLS Fund
Hartford Global Leaders HLS Fund
Hartford Global Technology HLS Fund
Hartford Growth HLS Fund
Hartford High Yield HLS Fund
Hartford Index HLS Fund
Hartford International Capital Appreciation HLS Fund
Hartford International Opportunities HLS Fund
Hartford International Small Company HLS Fund
Hartford MidCap HLS Fund
Hartford MidCap Value HLS Fund
Hartford Money Market HLS Fund
Hartford Mortgage Securities HLS Fund
Hartford Small Company HLS Fund
Hartford Stock HLS Fund
Hartford Total Return Bond HLS Fund (formerly named Hartford Bond HLS Fund)
Hartford Value HLS Fund

Hartford HLS Series Fund II, Inc., which consists of the series listed below.
Incorporated in Maryland on March 23, 2001
Current net assets $4,376,976,000 as of March 31, 2006
Address: 500 Bielenberg Drive, Woodbury, Minnesota 55125
Hartford American Leaders HLS Fund (was also known as Hartford American Leaders Value HLS Fund) **
Hartford Blue Chip Stock HLS Fund
Hartford Blue Chip Stock HLS Fund II **
Hartford Capital Opportunities HLS Fund
Hartford Global Equity HLS Fund **
Hartford Growth Opportunities HLS Fund
Hartford International Stock HLS Fund
Hartford International Stock HLS Fund II **
Hartford Investors Growth HLS Fund **
Hartford LargeCap Growth HLS Fund
Hartford MidCap Stock HLS Fund
Hartford Multisector Bond HLS Fund (merged into Hartford Bond HLS Fund on April 30, 2004)
Hartford SmallCap Growth HLS Fund
Hartford SmallCap Value HLS Fund
Hartford U.S. Government Securities HLS Fund
Hartford Value Opportunities HLS Fund
* On January 24, 2003, shareholders voted to merge this series into another series of Hartford HLS Series Fund II, Inc.
The Hartford Mutual Funds, Inc., which consists of the series listed below.
Incorporated in Maryland on March 21, 1996
Current net assets $29,605,332,000 as of March 31, 2006
Address: 500 Bielenberg Drive, Woodbury, Minnesota 55125
The Hartford Advisers Fund
The Hartford Aggressive Growth Allocation Fund
The Hartford Balanced Allocation Fund
The Hartford Capital Appreciation Fund
The Hartford Capital Appreciation II Fund
The Hartford Conservative Allocation Fund
The Hartford Disciplined Equity Fund (formerly named The Hartford Growth and Income Fund)
The Hartford Dividend and Growth Fund
The Hartford Equity Income Fund
The Hartford Floating Rate Fund
The Hartford Focus Fund
The Hartford Global Communications Fund
The Hartford Global Financial Services Fund
The Hartford Global Health Fund
The Hartford Global Leaders Fund
The Hartford Global Technology Fund

The Hartford Growth Allocation Fund
The Hartford High Yield Fund
The Hartford Income Allocation Fund
The Hartford Income Fund
The Hartford Inflation Plus Fund
The Hartford International Capital Appreciation Fund
The Hartford International Opportunities Fund
The Hartford International Small Company Fund
The Hartford MidCap Fund
The Hartford MidCap Value Fund
The Hartford Money Market Fund
The Hartford Select MidCap Growth Fund
The Hartford Select MidCap Value Fund
The Hartford Select MidCap Growth Fund
The Hartford Select MidCap Value Fund
The Hartford Select SmallCap Growth Fund
The Hartford Short Duration Fund (formerly named The Hartford Short Maturity Fund)
The Hartford Small Company Fund
The Hartford Stock Fund
The Hartford Retirement Income Fund
The Hartford Target Retirement 2010 Fund
The Hartford Target Retirement 2020 Fund
The Hartford Target Retirement 2030 Fund
The Hartford Tax-Free California Fund
The Hartford Tax-Free New York Fund
The Hartford Total Return Bond Fund (formerly named The Hartford Bond Income Strategy Fund)
The Hartford Value Fund
The Hartford Mutual Funds II, Inc., which consists of the series listed below.
Incorporated in Maryland on March 23, 2001
Current net assets $3,597,913,000 as of March 31, 2006
Address: 500 Bielenberg Drive, Woodbury, Minnesota 55125
The Hartford Growth Fund
The Hartford Growth Opportunities Fund
The Hartford SmallCap Growth Fund
The Hartford Tax-Free Minnesota Fund (formerly named The Hartford Tax-Free Minnesota Portfolio)
The Hartford Tax-Free National Fund (formerly named The Hartford Tax-Free National Portfolio)
The Hartford U.S. Government Securities Fund
The Hartford Value Opportunities Fund
The Hartford Income Shares Fund, Inc. (formerly named Fortis Securities, Inc.)
(publicly traded, closed-end fund)
Incorporated in Maryland on March 22, 2001
Current net assets $101,036,000 as of March 31, 2006
Address: 500 Bielenberg Drive, Woodbury, Minnesota 55125

NEW FUNDS EFFECTIVE JULY 31, 2006:
The Hartford Mutual Funds, Inc., We anticipate adding the following funds to The Hartford
Mutual Funds, Inc. on or after July 31, 2006.
Incorporated in Maryland on March 21, 1996
Address: 500 Bielenberg Drive, Woodbury, Minnesota
The Hartford Balanced Income Fund
The Hartford MidCap Growth Fund
The Hartford Select SmallCap Value Fund

DECLARATIONS	☑ TRAVELERS CASUALTY AND SURETY COMPANY OF AMERICA
☐ TRAVELERS CASUALTY AND SURETY COMPANY
Hartford, Connecticut 06156
(A Stock Insurance Company, Herein Called the Underwriter)

FINANCIAL INSTITUTION BOND
	STANDARD FORM NO. 14	Bond Number

Item 1.	Name of Insured (herein called Insured):	104363320

Hartford Series Fund, Inc.
Item 2. Bond Period
	690 Asylum Avenue	From 12:01 a.m. on	July 31, 2004
	Hartford Plaza		(Month, Day, Year)
	Hartford, CT 06115	to 12:01 a.m. on	July 31, 2005
(Month, Day, Year)

Item 3.	The Aggregate Liability of the Underwriter during the Bond Period shall be
Not applicable

Item 4.	Subject to Sections 4 and 11 hereof,

the Single Loss Limit of Liability is	$10,000,000.00
and the Single Loss Deductible is	$NIL
Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert Not Covered.)
Amount Applicable to:

	Single Loss	Single Loss
	Limit of Liability	Deductible
Insuring Agreement (D)- FORGERY OR ALTERATION	$10,000,000	$Nil
Insuring Agreement (E)- SECURITIES	$10,000,000	$Nil
Coverage on Partners	$Not Covered	$Not Covered

Optional Insuring Agreements and Coverages:
Stop Payment Order Liability Coverage	$500,000	$5,000
If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:
F-995 F-1352b F-1354b SR 5969a SR 5971a SR 6139a SR 5307b SR 6186 SR 5967e
Loss Payable Rider; Rider Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22 and 23

Item 6.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) 104112772 such termination or cancellation to be effective as of the time of this bond becomes effective.

Signed, sealed and dated (enter below)	Travelers Casualty And Surety Company of America

November 11, 2004	By	/s/ Donald E. Rowe Donald E. Rowe Attorney-in Fact

FINANCIAL INSTITUTION BOND	THE TRAVELERS CASUALTY AND SURETY COMPANY
STANDARD FORM NO. 14	Hartford, Connecticut 06183
     The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the insured for:
INSURING AGREEMENTS
FIDELITY
     (A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.
     Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:
(a)	to cause the Insured to sustain such loss; and

(b)	to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.
     As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.
ON PREMISES
     (B) (1) Loss of Property resulting directly from
(a)	robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b)	theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured, while the Property is lodged or deposited within offices or premises located anywhere.
            (2) Loss of or damage to
(a)	furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

(b)	such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief, provided that
(i)	the insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(ii)	the loss is not caused by fire.
IN TRANSIT
     (C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable dis- appearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of
(a)	a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

(b)	a Transportation Company and being transported in an armored motor vehicle, or

(c)	a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:
(i)	records, whether recorded in writing or electronically, and

(ii)	Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(iii)	Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.
     Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.
FORGERY OR ALTERATION
     (D) Loss resulting directly from
          (1) Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit,
          (2) transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.
     A mechanically reproduced facsimile signature is treated the same as a handwritten signature.
SECURITIES
     (E) Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others,
          (1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original
(a)	Certificated Security,

(b)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(c)	Evidence of Debt,

(d)	Instruction to a Federal Reserve Bank of the United States, or

(e)	Statement of Uncertificated Security of any Federal Reserve Bank of the United States
which
(i)	bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

(ii)	is altered, or

(iii)	is lost or stolen;
          (2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above;
          (3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.
     A mechanically reproduced facsimile signature is treated the same as a handwritten signature.
COUNTERFEIT CURRENCY
     (F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.
GENERAL AGREEMENTS
NOMINEES
     A. Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.
ADDITIONAL OFFICES OR EMPLOYEES — CONSOLIDATION,
MERGER OR PURCHASE OF ASSETS — NOTICE
     B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.
If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which
(a)	has occurred or will occur in offices or premises, or

(b)	has been caused or will be caused by an employee or employees of such institution, or

(c)	has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall
     (i) give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and
     (ii) obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

     (iii) upon obtaining such consent, pay to the Underwriter an additional premium.
CHANGE OF CONTROL — NOTICE
     C. When the Insured learns of a change in control, it shall give written notice to the Underwriter.
     As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.
     Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.
REPRESENTATION OF INSURED
     D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.
     Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.
JOINT INSURED
     E. If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.
NOTICE OF LEGAL PROCEEDINGS
AGAINST INSURED — ELECTION TO DEFEND
     F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insureds liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.
     The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insureds name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.
     If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.
     If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys fees costs and expenses incurred by the Insured.
     With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.
CONDITIONS AND LIMITATIONS
DEFINITIONS
Section 1. As used in this bond:
     (a) Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.
     (b) Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.
     (c) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
(1)	represented by an instrument issued in bearer or registered form;

(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d)	Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(e)	Employee means
(1) a natural person in the service of the Insured at any of the Insureds offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;
(2) an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;
(3) a person provided by an employment contractor to perform employee duties for the Insured under the Insureds supervision at any of the Insureds offices or premises covered hereunder; and a guest student pursuing studies or duties in any of said offices or premises;
(4) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;
(5) each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.) and
(6) a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.
     (f) Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customers debt to the Insured.
     (g) Financial Interest in the Insured of the Insureds general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:
(1) as respects general partners the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:
(a) the net worth of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and
(b) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;
provided, however, that if such net worth adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and
(2)	as respects limited partners the value of such limited partners() investment in the Insured.
     (h) Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of ones own name signed with or without authority, in any capacity, for any purpose.
     (i) Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.
     (j) Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.
     (k) Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.
     (l) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.
     (m) Negotiable Instrument means any writing
(1)	signed by the maker or drawer; and

(2)	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(3)	is payable on demand or at a definite time; and

(4)	is payable to order or bearer.
     (n) Partner means a natural person who
(1)	is a general partner of the insured, or

(2)	is a limited partner and an Employee (as defined in Section 1 (e) (1) of the bond) of the Insured.
     (o) Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.
     (p) Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:
(1)	a description of the Issue of which the Uncertificated Security is a part;

(2)	the number of shares or units:
(a)	transferred to the registered owner;

(b)	pledged by the registered owner to the registered pledgee;

(c)	released from pledge by the registered pledgee;

(d)	registered in the name of the registered owner on the date of the statement; or

(e)	subject to pledge on the date of the statement;
(3)	the name and address of the registered owner and registered pledgee;

(4)	a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5)	the date:
(a)	the transfer of the shares or units to the new registered owner of the shares or units was registered;

(b)	the pledge of the registered pledgee was registered, or

(c)	of the statement, if it is a periodic or annual statement.
     (q) Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.
     (r) Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2)	of a type commonly dealt in on securities exchanges or markets; and
(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
     (s) Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customers account in the amount of funds stated therein.
EXCLUSIONS
Section 2. This bond does not cover:
     (a) loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D) or (E);
     (b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;
     (c) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;
     (d) loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;
(e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses; except when covered under Insuring Agreements (A), (D) or (E);
(f) loss resulting from any violation by the Insured or by any Employee
(1)	of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2)	of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;
     (g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);
     (h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;
     (i) loss resulting directly or indirectly from transactions in a customers account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customers account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);
     (j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, racketeering activity is defined in 18 United States Code 1961 et seq., as amended;
     (k) loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards
(1)	in obtaining credit or funds, or

(2)	in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

(3)	in gaining access to point of sale terminals, customer bank communication terminals, or similar electronic terminals of electronic funds transfer systems, whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);
     (l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

     (m) loss through the surrender of Property away from an office of the Insured as a result of a threat
(1)	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)	to do damage to the premises or property of the Insured, except when covered under Insuring Agreement (A);
     (n) loss resulting directly or indirectly from payments made or withdrawals from a depositors or customers account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);
     (o) loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);
     (p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);
     (q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);
     (r) loss of Property while
(1)	in the mail, or

(2)	in the custody of any Transportation Company, unless covered under Insuring Agreement (C), except when covered under Insuring Agreement (A);
     (s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;
     (t) damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;
     (u) all fees, costs and expenses incurred by the Insured
(1)	in establishing the existence of or amount of loss covered under this bond, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;
     (v) indirect or consequential loss of any nature;
     (w) loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);
     (x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;
     (y) loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;
     (z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments; (aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.
DISCOVERY
     Section (3). This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.
     Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.
LIMIT OF LIABILITY
Section 4.
Aggregate Limit of Liability
     The Underwriters total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.
     Upon exhaustion of the Aggregate Limit of Liability by such payments:
(a)	The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b)	The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.
     The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.
Single Loss Limit of Liability
     Subject to the Aggregate Limit of Liability, the Underwriters liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.
Single Loss Defined
     Single Loss means all covered loss, including court costs and attorneys fees incurred by the Underwriter under General Agreement F, resulting from
(a)	any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(b)	any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c)	all acts or omissions other than those specified in (a) and (b) preceding, used by any person (whether an Employee or not) or in which such person is implicated, or

d)	any one casualty or event not specified in (a), (b) or (c) preceding.
NOTICE/PROOF — LEGAL PROCEEDINGS
AGAINST UNDERWRITER
Section 5.
(a)	At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b)	Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c)	Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d)	Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e)	If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f)	This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.
VALUATION
     Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.
Securities
     The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.
     If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records
     In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.
Property other than Money, Securities or Records
     In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.
Set-Off
     Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A).
     ASSIGNMENTSUBROGATIONRECOVERYCOOPERATION Section 7.
(a)	In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insureds rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b)	In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insureds rights of recovery therefor against any person or entity to the extent of such payment.

(c)	Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insureds loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insureds claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d)	Upon the Underwriters request and at reasonable times and places designated by the Underwriter the Insured shall

(1)	submit to examination by the Underwriter and subscribe to the same under oath; and

(2)	produce for the Underwriters examination all pertinent records; and

(3)	cooperate with the Underwriter in all matters pertaining to the loss.

(e)	The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.
LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE
     Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.
     If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.
OTHER INSURANCE OR INDEMNITY
Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.
OWNERSHIP
Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.
DEDUCTIBLE AMOUNT
     Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.
     The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.
TERMINATION OR CANCELATION
     Section 12. This bond terminates as an entirety upon occurrence of any of the following:(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.
     This bond terminates as to any Employee or any partner, officer or employee of any Processor(a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.
     Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.
In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

NAME OF INSURED RIDER/ENDORSEMENT
To be attached to and form part of Bond/Policy No. 104363320 issued to Hartford Series Fund, Inc.
It is agreed that:
1.	The complete name of the Insured under the attached Bond/Policy is:
Hartford Advisers HLS Fund, Inc. *
Hartford Bond HLS Fund, Inc. *
Hartford Capital Appreciation HLS Fund, Inc. *
Hartford Dividend and Growth HLS Fund, Inc. *
Hartford Global Advisors HLS Fund, Inc. (previously known as Hartford International Advisors HLS Fund, Inc.) *
Hartford Index HLS Fund, Inc. *
Hartford International Opportunities HLS Fund, Inc. *
Hartford MidCap HLS Fund, Inc. *
Hartford Money Market HLS Fund, Inc. *
Hartford Mortgage Securities HLS Fund, Inc. *
Hartford Small Company HLS Fund, Inc. *
Hartford Stock HLS Fund, Inc. *

* On July 16, 2002, shareholders authorized the reorganization of this Fund from a free-standing Maryland corporation into a new series of    Hartford Series Fund, Inc.
Hartford Series Fund, Inc. (on behalf of the following series :)
Hartford Advisers HLS Fund
Hartford Bond HLS Fund
Hartford Capital Appreciation HLS Fund
Hartford Dividend and Growth HLS Fund
Hartford Global Advisers HLS Fund
Hartford Index HLS Fund
Hartford International Opportunities HLS Fund
Hartford MidCap HLS Fund
Hartford Money Market HLS Fund
Hartford Mortgage Securities HLS Fund
Hartford Small Company HLS Fund
Hartford Stock HLS Fund
Hartford Growth and Income HLS Fund
Hartford Global Leaders HLS Fund
Hartford Global Communications HLS Fund
Hartford Global Financial Services HLS Fund
Hartford Growth HLS Fund
Hartford High Yield HLS Fund
Hartford Global Health HLS Fund
Hartford Global Technology HLS Fund

Hartford Focus HLS Fund
Hartford International Capital Appreciation HLS Fund
Hartford International Small Company HLS Fund
Hartford MidCap Value HLS Fund
Hartford Value HLS Fund
The Hartford Mutual Funds, Inc. (on behalf of the following series :)
The Hartford Capital Appreciation Fund
The Hartford Small Company Fund
The Hartford International Opportunities Fund
The Hartford Stock Fund
The Hartford Tax-Free California Fund
The Hartford Tax-Free New York Fund
The Hartford Dividend and Growth Fund
The Hartford Global Communications Fund
The Hartford Global Financial Services Fund
The Hartford Growth Fund
The Hartford Advisers Fund
The Hartford Total Return Bond Fund (previously known as The Hartford Bond Income Strategy Fund)
The Hartford Money Market Fund
The Hartford Short Duration Fund (previously known as The Hartford Short Maturity Fund)
The Hartford Growth and Income Fund
The Hartford MidCap Fund
The Hartford Global Leaders Fund
The Hartford High Yield Fund
The Hartford Income Fund
The Hartford Inflation Plus Fund
The Hartford Global Health Fund
The Hartford Global Technology Fund
The Hartford Focus Fund
The Hartford International Capital Appreciation Fund
The Hartford International Small Company Fund
The Hartford MidCap Value Fund
The Hartford Value Fund
Hartford HLS Series Fund II, Inc., on behalf of the following series:
Hartford Growth Opportunities HLS Fund
Hartford SmallCap Growth HLS Fund
Hartford U.S. Government Securities HLS Fund
Hartford Value Opportunities HLS Fund
Hartford American Leaders HLS Fund (also known as Hartford American Leaders Value HLS Fund) **
Hartford Blue Chip Stock HLS Fund
Hartford Blue Chip Stock HLS Fund II **
Hartford Capital Opportunities HLS Fund
Hartford Global Equity HLS Fund **
Hartford International Stock HLS Fund
Hartford International Stock HLS Fund II **
Hartford Investors Growth HLS Fund **
Hartford LargeCap Growth HLS Fund

Hartford MidCap Stock HLS Fund
Hartford Multisector Bond HLS Fund
Hartford SmallCap Growth HLS Fund
Hartford SmallCap Value HLS Fund
Hartford U.S. Government Securities HLS Fund
Hartford Value Opportunities HLS Fund

** On January 24, 2003, shareholders voted to merge this series into another series of Hartford HLS Series Fund II, Inc.
The Hartford Mutual Funds II, Inc., on behalf of the following series:
The Hartford SmallCap Growth Fund
The Hartford Growth Fund
The Hartford Growth Opportunities Fund
The Hartford Tax-Free Minnesota Fund (previously known as The Hartford Tax-Free Minnesota Portfolio)
The Hartford Tax-Free National Fund (previously known as The Hartford Tax-Free National Portfolio)
The Hartford U.S. Government Securities Fund
The Hartford Value Opportunities Fund
The Hartford Income Shares Fund, Inc. (formerly named Fortis Securities, Inc.) (closed-end fund)
And/or any investment fund owned, controlled or operated by any one or more of those named as Insureds, subject to General Agreement A of the attached bond.
2.	This Rider is effective as of 12:01 a.m. on July 31, 2004 standard time.
F-995 Name of Insured Rider

RIDER
To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 104363320 in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	The attached bond is amended by adding the following paragraph at the end of Section 9, Other Insurance or Indemnity:
Notwithstanding the foregoing, however, coverage afforded hereunder is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever underwriter written. Any loss which is covered under such separate Electronic and Computer Crime Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its Electronic and Computer Crime Policy.
2.	This rider shall become effective as of 12:01 a.m. on July 31, 2004 standard time as specified in the attached bond.
ELECTRONIC AND COMPUTER CRIME
POLICY EXCLUSION RIDER
For use with Financial Institution Bonds
to exclude loss covered under a separate
Electronic and Computer Crime Policy
F-1352b (10-87)

INTERPRETIVE LETTER
Acts of an Employee, as defined in Financial Institution Bonds, are covered under Insuring Agreement (A) only while the Employee is in the Insureds employ. Should a loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct, proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.
FORMER EMPLOYEES INTERPRETIVE LETTER
F-1354b
10/87

LOSS PAYABLE RIDER
To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 104363320 in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	Loss otherwise payable hereunder involving funds due or payable to the City of Los Angeles and The Hartford Life Insurance Company. shall be payable to The Hartford Life Insurance Company. and the City of Los Angeles as their interest may appear.

2	The bond is subject to all its agreements, conditions and limitations except as herein expressly modified.

3.	This rider does not confer upon the City of Los Angeles any right of action or claim under the policy.

4.	This rider is effective as of 12:01 a.m. on July 31, 2004 standard time as specified in the attached bond.

RIDER NO. 1
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363320
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	Section 6 of the attached bond, VALUATION, is amended by adding an additional paragraph following the one entitled SECURITIES, as follows:
“In the event any securities shall become the subject of claim under the attached bond by reason of the risk of destruction only and the Underwriter is furnished what, in its judgment, is considered to be satisfactory proof of destruction, and the value of such securities as determined by the cost of an equivalent amount of securities of the same issue at the time of loss shall exceed the Limit of Liability stated in the Declarations of the attached bond, then in lieu of computing the amount of the Insured’s claim as provided in the above paragraph, the Underwriter shall:
(a)	determine that portion of the loss which must be reserved immediately for the purpose of securities, not to exceed the Limit of Liability in the Declarations of the attached bond, and

(b)	utilize the remainder of the liability, if any, for the payment of premiums for the purchase of Lost Instrument Bonds or Undertaking as required for the replacement of any or all duplicable securities forming a part of the Insured’s loss, including that portion of the duplicable securities which represent loss in excess of the amount of coverage provided by the attached bond;
Provided, however, that the Underwriter may in lieu of paying any or all of the premiums, specified in subsection (b) above, execute the necessary Lost Instrument Bonds or Undertakings at its regularly filed rates upon execution by the Insured of the usual application and indemnity agreement specifically agreeing to indemnify and hold the Underwriter harmless on the portion of any ultimate loss on such securities which shall exceed the amount remaining after deducting from the Limit of Liability the sum determined in subsection (a) above and the sum of any premiums actually paid in accordance with subsection (b) above: The Underwriter’s liability under the attached bond on all Lost Instrument Bonds or Undertakings as specified in the Provided clause preceding shall not exceed the Limit of Liability of the attached bond less the amounts determined in subsections (a) and (b) for the purchase of securities and the payment of premiums for Lost Instrument Bonds or Undertakings. The payment of premiums for Lost Instrument Bonds or Undertakings in excess of the aforesaid amount shall be strictly one of suretyship only and the Insured shall be liable as Principal for all such excess liability.”
2.	This rider is effective as of 12:01 a.m. on July 31, 2004.

RIDER NO. 2
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363320
in favor of Hartford Series Fund, inc.
It is agreed that:
1.	The Underwriter will mark its records to indicate that the City of Los Angeles is to be notified promptly concerning the cancellation, termination, or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said City of Los Angeles, but failure to so notify said City of Los Angeles shall not impair or delay the effectiveness of any such cancellation, termination or modification.
2.	This rider shall become effective as of 12:01 a.m. on July 31, 2004 standard time as specified in the attached bond.

RIDER NO. 3
AMENDED CANCELLATION RIDER
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363320
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	Subsection (a) of Section 12. TERMINATION OR CANCELLATION of the attached bond is deleted and replaced by the following:
“(a) 90 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or”
2.	This rider is effective as of 12:01 a.m. on July 31, 2004 standard time.
Amended Cancellation Rider

RIDER NO. 4
LOSS REPORTING THRESHOLD RIDER
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363320
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	Section 11., DEDUCTIBLE AMOUNT, is deleted in its entirety and replaced by the following:
“DEDUCTIBLE AMOUNT
“Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.
The Insured shall, in the time and manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, which exceeds or is likely to exceed FIVE HUNDRED THOUSAND AND NO/100THS DOLLARS ($500,000.00), whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.”
2.	This rider is effective as of 12:01 a.m. on July 31, 2004 standard time.
Loss Reporting Threshold Rider

RIDER NO. 5
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363320
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	Insuring Agreement (A) FIDELITY is deleted in its entirety and replaced by the following:
“FIDELITY
“(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.
Such dishonest or fraudulent acts must be committed by the Employee with the intent:
(a)	to cause the Insured to sustain such loss; or

(b)	to obtain financial benefit for the Employee or another person or entity.
Notwithstanding the foregoing, however, if some or all of the Insured’s loss results directly or indirectly from Loans and/or Trading, it is agreed that this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed with the intent:
(a)	to cause the Insured to sustain such loss; and

(b)	to obtain financial benefit for the Employee or another person or entity.
As used throughout this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.
The term Loans, as used in the Insuring Agreement shall be deemed to mean all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured, and all transactions by which the Insured assumes an existing creditor relationship.
The term Trading, as used in this Insuring Agreement shall be deemed to mean trading or other dealings in securities, commodities, futures, options, swaps, foreign or Federal funds, currencies, foreign exchange and the like.”
2.	This rider is effective as of 12:01 a.m. on July 31, 2004 standard time.
Amended Fidelity Insuring Agreement

RIDER NO. 6
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363320
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	Section 3., DISCOVERY, of the attached bond is deleted in its entirety and replaced by the following:
“DISCOVERY
“Section 3. This bond applies to loss discovered by the Insured during the bond period. Discovery occurs when the Risk Manager Department is made aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not yet be known.
Discovery also occurs when the Risk Manager Department receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.”
2.	This rider is effective as of 12:01 a.m. on July 31, 2004 standard time as specified in the attached bond.
Amended Discovery Rider (5/95)

RIDER NO. 7
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363320
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	General Agreement D, REPRESENTATION OF INSURED, of the attached bond is deleted in its entirety and replaced by the following:
“REPRESENTATION OF INSURED
“D. The Insured represents that the information furnished in the application for this bond is complete, true, and correct. Such application constitutes part of this bond.
Any intentional misrepresentation, omission, concealment or any incorrect statement of a material fact, in the application or otherwise, shall be grounds for recission of this bond.”
2.	This rider is effective as of 12:01 a.m. on July 31, 2004 standard time.
Amended Representation of Insured Rider (5/95)

RIDER NO. 8
To be attached to and form part of Financial Institution Bond, Standard Form No. 14
No. 104363320
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	General Agreement B, ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER OR PURCHASE OF ASSETS—NOTICE, is amended by adding the following at the end thereof:
“Notwithstanding the foregoing, the Underwriter agrees to automatically extend such coverage as is afforded under this bond to any consolidated, merged or acquired institution which has:
(a) less than $500,000,000. in total assets,
without the payment of additional premium for the remainder of the premium period provided, however, the Insured gives the Underwriter written notice of such consolidation, merger or purchase, or acquisition of assets or liabilities after the effective date of such action.
Further, if the Insured shall, while this bond is in force, consolidate or merge with or purchase or acquire assets or liabilities of another institution from, through or with the assistance of any regulatory body, the Underwriter agrees to automatically extend to such institution such coverage as is afforded under this bond on a loss sustained/Retroactive Date basis, subject to condition (a) in the prior paragraph and subject to the following conditions and limitations:
(a)	This bond covers only loss(es) sustained by the Insured on or after the Retroactive Date and prior to the termination or cancellation of this bond provided, however, that such loss is discovered during the period that this bond is in force.

(b)	This bond excludes any loss(es) arising out of or in any way involving any act, error, omission, transaction, casualty or event, occurring or allegedly occurring, prior to the Retroactive Date.

(c)	Retroactive Date as used herein shall mean the effective date of such consolidation, merger, purchase or acquisition of assets or liabilities.

(d)	The Insured shall give the Underwriter written notice of such consolidation, merger or purchase, or acquisition of assets or liabilities within Sixty (60) days after the effective date of such action.

(e)	If the assets or liabilities of such consolidated, merged or purchased, or acquired institution are less than $500,000,000. the Underwriter agrees to waive payment of additional premium for the remainder of the premium period. Otherwise, the Insured shall pay the Underwriter an additional premium.”
2.	This rider shall become effective as of 12:01 a.m. on July 31, 2004 standard time.
Amended General Agreement B Rider

RIDER NO. 9
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363320
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	Exclusion (j) of Section 2 is deleted in its entirety and replaced by the following:
“(j) damages resulting from any civil, criminal, or other legal proceeding in which the Insured is adjudicated to have engaged in racketeering activity, except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended.”
2.	This rider is effective as of 12:01 a.m. on July 31, 2004 standard time.
Amended Exclusion (j) Rider (5/95)
Adjudicated RICO Exclusion, Form 14

RIDER NO. 10
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363320
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	The Underwriter will mark its records to indicate that the Alberta Securities Commission is to be notified sixty (60) days prior to the cancellation, termination, or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Alberta Securities Commission.

2.	This rider shall become effective as of 12:01 a.m. on July 31, 2004 standard time as specified in the attached bond.

RIDER NO. 11
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363320
in favor of The Hartford Financial Services Group Inc.
It is agreed that:
1.	Subsections (g) and (h) of Section (1) of Insuring Agreement (E) SECURITIES, are deleted in their entirety and replaced by the following:
“(g)	Instruction to a Federal Reserve Bank of the United States or other issuer of Uncertificated Securities, or

(h)	Statement of Uncertificated Security”
2.	Definition (m) is amended by deleting the words “of any Federal Reserve Bank of the United States.”

3.	Exclusion (s) is deleted in its entirety and replaced by the following:
“(s) Loss involving any Uncertificated Security, except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement A, E, or under the COMPUTER SYSTEMS Rider, if attached.”
4.	This Rider shall become effective as of 12:01 a.m. on July 31, 2004 standard time.
Uncertificated Securities Rider

RIDER NO. 12
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363320
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	Insuring Agreement (F) COUNTERFEIT CURRENCY, is deleted in its entirety and replaced by:
“COUNTERFEIT CURRENCY
(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of any country.”
2.	This rider is effective as of 12:01 a.m. on July 31, 2004.
Amended Counterfeit Currency Insuring Agreement Rider

RIDER NO. 13
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363320
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	An additional paragraph, as follows, is inserted as the final paragraph to the Fidelity Insuring Agreement.
“Audit Expense Coverage Two Hundred and Fifty Thousand no/100ths ($250,000.00)
(For coverage, an amount must be inserted above)
Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee, or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated above opposite “Audit Expense Coverage”; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through dishonest or fraudulent act of one or more of the Employees and the liability of the Underwriter under this paragraph of Insuring Agreement (A) shall be part of and not in addition to the Single Loss Limit of Liability stated in Item 4 of the Declarations. The coverage provided hereunder for audit and examination expenses shall be subject to a $5,000.00 deductible amount and the Underwriter shall be liable hereunder only for the amount by which the cost of an audit or examination for a Single Loss exceeds this deductible amount, but not in excess of the Audit Expense Coverage amount shown above.
2.	The following paragraph is substituted in Section 2(u) of the attached bond:
“(u) all fees, costs and expenses incurred by the Insured (1) in establishing the existence of or amount of loss covered under this Bond, except to the extent covered under the portion of Insuring Agreement (A) entitled Audit Expense Coverage, or (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this Bond;”
This rider is effective as of 12:01 a.m. standard time on July 31, 2004.
Audit Expense Rider

RIDER NO. 14
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No 104363320
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	DEFINITIONS, Section 1(e) (1) “Employee”, of the attached bond is deleted in its entirety and replaced with the following:
“(1) a natural person in the service of the Insured at any of the Insured’s offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured, and for a period of 90 days after the termination of said natural person’s service for the Insured, excluding however, termination arising out of or involving any dishonest or fraudulent activity committed by or involving said natural person;”
2.	DEFINITIONS, Section 1(e) (1) “Employee” is amended to include the following:
“(7) a natural person in the service of the Insured while on a leave of absence who exercises signing authority on behalf of the Insured, if such authority has not been effectively rescinded;
(8) a natural person provided to perform employee duties on a temporary basis for the Insured under the Insured’s supervision at any of the Insured’s offices or premises covered hereunder;
(9) consultants under contract with the Insured, but only while such consultants are subject to the Insured’s direction and control and performing service for the Insured excluding, however, any such consultant while having care and custody of Insured’s property outside the Insured’s premises.”
This rider is effective as of 12:01 a.m. on July 31, 2004 standard time.
Amend Definition of Employee Rider

RIDER NO. 15
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363320
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	The first paragraph of GENERAL AGREEMENT F. NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED ... is deleted in its entirety and replaced with the following:
“F. A person from the risk management, law, or internal audit departments shall notify the Underwriter at the earliest practicable moment, not to exceed 90 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this Bond. Concurrently, the risk management, law, or internal audit department shall furnish copies of all pleadings and pertinent papers to the Underwriter.”
2.	This rider is effective as of 12:01 a.m. on July 31, 2004 standard time as specified in the attached bond.
Amended General Agreement F
Notice/Proof—Legal Proceedings Against Insured...

RIDER NO. 16
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363320
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	The first sentence of GENERAL AGREEMENT C. CHANGE OF CONTROL-NOTICE, is deleted in its entirety and replaced with the following:
“When a person in the risk management, law or internal audit department learns of a change in control, they shall give written notice to the Underwriter.”
2.	This rider is effective as of 12:01 a.m. on July 31, 2004 standard time as specified in the attached bond.
Amended General Agreement C
Change of Control—Notice Rider

RIDER NO. 17
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363320
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	Section 5, NOTICE/PROOF — LEGAL PROCEEDINGS AGAINST UNDERWRITER, subpart (a) is deleted and replaced by the following:
“a) At the earliest practicable moment, not to exceed 90 days, after discovery of loss, a person in the risk management, law, or internal audit department’s of the Insured shall give the Underwriter notice thereof.
2.	This rider is effective as of 12:01 a.m. on July 31, 2004 standard time as specified in the attached bond.
Amended Section 5
Notice/Proof — Legal Proceedings Against Underwriter

RIDER NO. 18
AMENDED SECURITIES INSURING AGREEMENT RIDER
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363320
in favor of Hartford Series Fund, Inc.

It is agreed that:
1.	Section (2) of Insuring Agreement (E) SECURITIES is deleted in its entirety and replaced by the following:
“(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement, or any items listed in (a) through (d) above; or for loss, for which loss the Insured is legally liable, resulting from the Insured purportedly guaranteeing any signature on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement, or any items listed in (a) through (d) above, which guarantee relied upon the Insured’s stamp or medallion which was lost, stolen or countereit;”
2.	This rider is effective as of 12:01 a.m. on July 31, 2004 standard time.

Amend Securities Insuring Agreement Rider
Insuring Agreement (E) to include stamp or medallion guarantees

RIDER NO. 19
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363320

in favor of Hartford Series Fund, Inc.

It is agreed that:
1.	Subpart (1)(b) of Insuring Agreement (B) ON PREMISES is deleted in its entirety and replaced with:
“theft, false pretenses, common-law or statutory larceny, committed by a person present in an office of the Insured covered under this bond or on the premises in which the Property is lodged, deposited, or held for safekeeping.”
2.	This rider is effective as of 12:01 a.m. on June 15, 2003.

Amended on Premises Insuring Agreement Rider

RIDER NO 20
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363320
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	An additional Insuring Agreement is added to the attached bond as follows:
“STOP PAYMENT ORDER LIABILITY
Loss by reason of the Insured becoming legally obligated to pay as damages in connection with any check, note or draft, other than a “traveler’s check”, upon which a stop payment order has been placed, drawn upon or payable by the Insured and drawn or made by, or bearing the acceptance of, any depositor of the Insured and arising out of:
(1)	compliance or failure to comply with any notice to stop payment, or

(2)	refusal to pay or to certify such check, note or draft, or

(3)	failure to give proper notice of dishonor.
It is understood however, that there shall be no coverage for:
(1)	any liability assumed by the Insured under any agreement to be responsible for loss, or
(2)	any liability arising out of dishonest or fraudulent acts of officers or employees of the Insured.”
2.	The Single Loss Limit of Liability under the foregoing Insuring Agreement shall be Five Hundred Thousand and no/100ths Dollars ($500,000.00), it being understood, however, that such liability shall be a part of and not in addition to the Aggregate Limit of Liability stated in Item 3 of the Declarations of the attached Bond.

3.	The Underwriter shall be liable hereunder for the amount by which a Single Loss exceeds the Single Loss Deductible stated below, but not in excess of the Single Loss Limit of Liability stated above.

Single Loss Deductible Five Thousand and no/100ths $5,000.00 Dollars.

4.	This rider shall become effective as of 12:01 a.m. on July 31, 2004 standard time.

Stop Payment Order Liability Rider

RIDER NO. 21
     To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 104363320
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	Insuring Agreement (D) FORGERY OR ALTERATION is amended by inserting the words “or any Employee” between the word “customer” and “of” in the 5th line of subsection (2) of this Insuring Agreement (D).

2.	All other terms, condtions and limitations of the bond remain in full force and effect.

3.	This rider shall become effective as of 12:01 a.m. on July 31, 2004 standard time.

Amended On Premises Insuring Agreement Rider

RIDER NO. 22
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363320

in favor of Hartford Series Fund, Inc.
It is agreed that
1.	The attached bond is amended by inserting as an additional part of Section 1(e), definition of Employee, the following:
Any officer, partner or employee of any:
(i)	investment advisor, or

(ii)	underwriter (distributor), or

(iii)	transfer agent or shareholder record keeper, or

(iv)	authorized administrator keeping financial records for an insured investment company, with such coverage being limited to employees of the above if they are “affiliated” persons of an insured investment company as outlined in the Investment Company Act of 1940.
2.	This rider shall become effective as of 12:01 a.m. on July 31, 2004 standard time.

NATIONAL ASSOCIATION OF SECURITIES DEALERS RIDER
FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14, TO
INCLUDE CERTAIN REGISTERED PERSONS AS EMPLOYEES WHEN ISSUED TO
AN INSURED, WHICH IS A MEMBER OF THE NATIONAL ASSOCIATION OF SECURITIES
DEALERS, INC.
REVISED TO OCTOBER 1987.
SR 6139a

RIDER NO. 23
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363320
in favor of Hartford Series Fund, Inc.

It is agreed that:
1.	An additional Insuring Agreement is added as follows:
•	“ Uncollected Items of Deposit Insuring Agreement: subject to a Single Loss Limit of Liability of: Ten Million Dollars and no/100ths ($10,000,000.00) and subject to a Single Loss Deductible of $Nil which Insuring Agreement covers loss resulting directly from the payment of dividends or fund shares, or withdrawals permitted from a customer’s mutual fund account as the result of an uncollectible item of deposit.”
2.	Exclusion (o) is deleted in its entirety and replaced with the following:
“(o) loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A) or the Uncollected Items of Insuring Agreement coverage.”
3.	All other terms, conditions and limitations of the bond remain in full force and effect.

4.	This rider is effective as of 12:01 a.m. standard time on July 31, 2004.
Uncollected Items of Deposit Insuring Agreement Rider

RIDER
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363320
in favor of Hartford Series Fund, Inc.
It is agreed that the attached bond is hereby amended:
1.	By deleting the phrase “rate of exchange at time of payment” from the first sentence of Section 6 and substituting the following:
“ rate of exchange on the day preceding the discovery of such loss ”
2.	By deleting the first two sentences of the second paragraph of Section 6 and substituting the following:
“The value of any securities for the loss of which claim shall be made hereunder, shall be determined by the average market value of such securities on the day preceding the discovery of such loss. However, if prior to the settlement of the claim by the Underwriter, the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities”.
This Rider shall become effective as of 12:01 a.m. on July 31, 2004 standard time.
Accepted:
VALUATION CLAUSE RIDER
FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14
TO PROVIDE AN ALTERNATIVE METHOD FOR VALUING SECURITIES.
REVISED TO OCTOBER 1987.
SR 5307b

RIDER
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363320
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	Those premises of Depositories listed in the following Schedule shall be deemed to be premises of the Insured, but only as respects coverage on Certificated Securities:
Schedule

Depository	Location Covered
“Any Depository which holds Certificated Securities in accordance with Sections 2, 3, or 4 of this Rider.”
2.	Certificated Securities held by such Depository shall be deemed to be Property as defined in the attached bond to the extent of the Insured’s interest therein, as affected by the making of appropriate entries on the books and records of such Depository.

3.	The attached bond does not afford coverage in favor of any Depository listed in the Schedule above. When the Underwriter indemnifies the Insured for a loss covered hereunder, the Insured will assign the rights and causes of action to the extent of the claim payment against the Depository, or any other entity or person against whom it has a cause of action, to the Underwriter.

4.	If the rules of the Depository named in the Schedule above provide that the Insured shall be assessed for a portion of the judgment (or agreed settlement) taken by the Underwriter based upon the assignment set forth in part 3 above and the Insured actually pays such assessment, then the Underwriter will reimburse the Insured for the amount of the assessment but not exceeding the amount of the loss payment by the Underwriter.

5.	This rider shall become effective as of 12:01 a.m. on July 31, 2004 standard time.
CENTRAL HANDLING SECURITIES
For use with Financial Institution Bonds, Standard
Forms Nos. 14, 24 and 25 to Schedule the Premises
of Depositories.
Revised to October 1987
SR 5967e

RIDER
To be attached to and form part of Financial Institution Bond No. 104363320 in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	The Underwriter will mark its records to indicate that the National Association of Securities Dealers, Inc. is to be notified promptly concerning the cancellation or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Association but failure to so notify said Association shall not impair or delay the effectiveness of any such cancellation or modification.

2.	This rider shall become effective as of 12:01 a.m. on July 31, 2004.
CANCELLATION RIDER
FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM
NO. 14, WHEN ISSUED TO THOSE MEMBER FIRMS OF THE NATIONAL
ASSOCIATION OF SECURITIES DEALERS WHO HAVE EMPLOYEES AND
ARE REQUIRED TO JOIN THE SECURITIES INVESTORS PROTECTION
CORPORATION, AND WHO ARE SUBJECT TO RULE 15C3-1 UNDER THE
SECURITIES EXCHANGE ACT OF 1934, TO PROVIDE FOR NOTICE OF
CANCELLATION OR SUBSTANTIAL MODIFICATION TO SUCH ASSOCIATION
REVISED TO JUNE 1990
SR 5969a

RIDER
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363320
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	The attached bond shall not be canceled or modified except after written notice shall have been given by the acting party to the affected party, and by the Underwriter to all registered management investment companies named as Insureds and to the Securities and Exchange Commission, Washington, D.C., not less than sixty days prior to the effective date of such cancellation or modification.

2.	The Underwriter shall furnish each registered management investment company named as an Insured with (a) a copy of the Bond and any amendment thereto, promptly after the execution thereof, (b) a copy of each formal filing of a claim under the bond by any other named Insured promptly after receipt thereof, and (c) notification of the terms of the settlement of each such claim prior to the execution of the settlement.

3.	This rider shall become effective as of 12:01 a.m. on July 31, 2004 standard time.
Accepted:
S.E.C.-JOINT INSURED CANCELLATION CLAUSE RIDER
FOR USE WITH FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14,
“DISCOVERY” OR “LOSS SUSTAINED” FORM, WHEN ISSUED TO REGISTERED
MANAGEMENT INVESTMENT COMPANIES COVERED AS JOINT INSUREDS, TO
COMPLY WITH THE RULES OF THE SECURITIES AND EXCHANGE COMMISSION.
REVISED TO OCTOBER 1987.
SR 5971a

RIDER
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363320
in favor of Hartford Series Fund, Inc.
It is agreed that
1.	The attached bond is amended by inserting as an additional part of Section 1(e), definition of Employee, the following:
A person who is a registered representative or a registered principal associated with an Insured except a:
(i)	sole proprietor

(ii)	sole stockbroker,

(iii)	director or a trustee of an Insured who is not performing acts coming within the scope of the usual duties of an officer or an employee, or

(iv)	partner.
2.	This rider shall become effective as of 12:01 a.m. on July 31, 2004 standard time.
NATIONAL ASSOCIATION OF SECURITIES DEALERS RIDER
FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14, TO
INCLUDE CERTAIN REGISTERED PERSONS AS EMPLOYEES WHEN ISSUED TO
AN INSURED, WHICH IS A MEMBER OF THE NATIONAL ASSOCIATION OF SECURITIES
DEALERS, INC.
REVISED TO OCTOBER 1987.
SR 6139a

RIDER
To be attached to a form part of Financial Institution Bond, Standard Form No. 14,
No. 104363320
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	At the written request of the named insured, any payment in satisfaction of loss covered by said bond involving Money or other Property in which the Federal Home Loan Mortagage Corporation and Federal National Mortgage Association has an interest shall be paid by an instrument issued to that organization and the named Insured as joint loss-payees. Subject to the following limitations:
a.	The attached bond is for the sole use and benefit of the named Insured as expressed herein. The organization named above shall not be considered as an Insured under the bond, nor shall it otherwise have any rights or benefits under said bond.

b.	Notwithstanding any payment made under the terms of this rider or the execution of more than one of such similar rider, the amount paid for any one loss occurrence or otherwise in accordance with the terms of this bond shall not exceed the limits of liability as set forth in the Declarations Page.

c.	Nothing herein is intended to alter the terms, conditions and limitations of the bond.
2.	Should this bond be canceled, reduced, non-renewed or restrictively modified by the Underwriter, the Underwriter will endeavor to give thirty (30) days advance notice to the organization named above, but failure to do so shall not impair or delay the effectiveness of any such cancellation, reduction, non-renewal or restrictive modification, nor shall the Underwriter be held liable in any way.
3.	Should this bond be canceled or reduced at the request of the Insured, the Underwriter will endeavor to notify the organization named above of such cancellation or reduction within 10 business days after receipt of such request, but failure to do so shall not impair or delay the effectiveness of such cancellation or reduction, nor shall the Underwriter be held liable in any way.
4.	This rider shall become effective as of 12:01 AM on July 31, 2004.
Accepted:
FREDDIE MAC, FANNIE MAE OR GINNIE MAE RIDER
To provide loss-payee and notification agreement adopted December 1988
SR-6186

RIDER
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 469 BD 0225 (formerly # 104363152)
in favor of The Hartford Financial Services Group, Inc.
It is agreed that:
1.	The attached bond is amended by replacing that Item(s) on the Declarations Page corresponding to the Item(s) indicated below with an “X”:

☑	Item 2.	Bond Period : from 12:01 a.m. on	07/31/06	to 12:01 a.m.	07/31/07
			(MONTH, DAY, YEAR)		(MONTH, DAY, YEAR)

☐	Item 3.	The Aggregate Liability of the Underwriter during the Bond Period shall be $

☐	Item 4.	Subject to Section 4 and 11 hereof,
the Single Loss Limit of Liability is $
and the Single Loss Deductible is $

Provided, however, that if any amounts are inserted below opposite specified Insuring
Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be a part of and not in addition to amounts set forth above.

Amount applicable to:	Single Loss	Single Loss
	Limit of Liability	Deductible
Insuring Agreement (D)-FORGERY OR ALTERATION	$	$
Insuring Agreement (E)-SECURITIES	$	$
Coverage on Partners (Form No. 14 only)	$	$
Optional Insuring Agreements and Coverages:
2.	This rider applies to loss sustained at any time but discovered after 12:01 a.m. on July 31, 2006 and includes effective 7/31/06 as part of this renewal amended Rider # 8 (new threshold amount of $5 billion) and an amended Name Insured rider to provide omnibus wording that would cover 100% of any venture owned more than 50% & covering the Insured’s equity interest in any venture owned 50% or less.

Signed, Sealed and dated:		St. Paul Fire and Marine Insurance Company
July 26, 2006

	By:	/s/ Donald E. Rowe

Attorney in Fact

AMEND DECLARATIONS PAGE-DISCOVERY FORM
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS.14
15, 24 AND 25, ITEM 3 NOT TO BE CHANGED MID-TERM WITH THIS RIDER
REVISED TO JUNE, 1990

RIDER
To be attached to and form part of Financial Institution Bond, Form No. 14, No. 469 BD 0225 (formerly # 104363152)

Issued by St. Paul Fire and Marina Insurance Company (hereinafter called Controlling Company)

in favor of Hartford Series Fund, Inc.

It is agreed that:
1.	The term “Underwriter” as used in the attached Bond shall be construed to mean, unless otherwise specified in this rider, all the Companies executing the attached Bond.

2.	Each of the said Companies shall be liable only for such proportion of any Single Loss under the attached Bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the Aggregate Limit of Liability of the attached Bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3.	In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached Bond may be paid to the Controlling Company for the account of all of said Companies.

4.	In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with, the Controlling Company shall be deemed to be in compliance with the conditions of the attached Bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5.	The Controlling Company may give notice in accordance with the terms of the attached Bond, terminating or canceling the attached Bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all of said Companies as an entirety or as to such Employee, as the case may be.

6.	Any Company other than the Controlling Company may give notice in accordance with the terms of the attached Bond, terminating or canceling the entire liability of such other Company under the attached Bond or as to any Employee.

7.	In the absence of a request from any of said Companies that notice of termination or cancelation by the Insured of the attached Bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached Bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under the attached Bond by giving notice of such termination or cancelation to such other Company, and shall send copy of such notice to the Controlling Company.

8.	In the event of the termination or cancelation of the attached Bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached Bond.

9.	In the event of the termination or cancelation of the attached Bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancelation. The termination or cancelation of the attached Bond as to any Company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other Companies under the attached Bond.

10.	This rider shall become effective as of 12:01 a.m. on July 31, 2006 (and cancels prior SR 5261b with on effective date of July 31, 2005) standard time.
Schedule

Controlling Company:

Underwritten for the sum of $10,000,000		St. Paul Fire and Marine Insurance Company
except as follows: Not applicable

	BY:	/s/ Donald E. Rowe

Attorney-in- Fact

Underwritten for the sum of $10,000,000
except as follows: Not applicable	Federal Insurance Company

	By:	/s/ [ILLEGIBLE]

Attorney-in-Fact
Underwritten for the sum of $10,000,000
except as follows: Not applicable	Fidelity and Deposit Company

	By:	/s/ [ILLEGIBLE]

Attorney-in-Fact
Underwritten for the sum of $6,000,000
except as follows: Not applicable	Ace

	By:	/s/ [ILLEGIBLE]

Attorney-in-Fact
Underwritten for the sum of $4,000,000
except as follows: Not applicable	Continental Casualty Insurance Company

	By:	/s/ [ILLEGIBLE]

Attorney-in-Fact

ACCEPTED: The Hartford Financial Services Group, Inc.

By:

COSURETY RIDER
FOR USE WITH ALL FORMS OF STANDARD BOND
REVISED TO OCTOBER 1987
SR 5261b

Form 14 MF Attachment A 06
Hartford Advisers HLS Fund, Inc. *
Hartford Bond HLS Fund, Inc. *
Hartford Capital Appreciation HLS Fund, Inc. *
Hartford Dividend and Growth HLS Fund, Inc. *
Hartford Global Advisors HLS Fund, Inc. (formerly named Hartford International Advisors HLS Fund, Inc.) *
Hartford Index HLS Fund, Inc. *
Hartford International Opportunities HLS Fund, Inc. *
Hartford MidCap HLS Fund, Inc. *
Hartford Money Market HLS Fund, Inc. *
Hartford Mortgage Securities HLS Fund, Inc. *
Hartford Small Company HLS Fund, Inc. *
Hartford Stock HLS Fund, Inc. *
* On July 16, 2002, shareholders authorized the reorganization of this Fund from a free-standing Maryland corporation into a new series of Hartford Series Fund, Inc.
Hartford Series Fund, Inc., which consists of the series listed below.
Incorporated in Maryland on January 15, 1998
Current net assets $58,189,915,000 as of March 31, 2006
Address: 500 Bielenberg Drive, Woodbury, Minnesota 55125
Hartford Advisers HLS Fund
Hartford Capital Appreciation HLS Fund
Hartford Disciplined Equity HLS Fund (formerly named Hartford Growth and Income HLS Fund)
Hartford Dividend and Growth HLS Fund
Hartford Equity Income HLS Fund
Hartford Focus HLS Fund
Hartford Global Advisers HLS Fund
Hartford Global Communications HLS Fund
Hartford Global Financial Services HLS Fund
Hartford Global Health HLS Fund
Hartford Global Leaders HLS Fund
Hartford Global Technology HLS Fund
Hartford Growth HLS Fund
Hartford High Yield HLS Fund
Hartford Index HLS Fund
Hartford International Capital Appreciation HLS Fund
Hartford International Opportunities HLS Fund
Hartford International Small Company HLS Fund
Hartford MidCap HLS Fund
Hartford MidCap Value HLS Fund
Hartford Money Market HLS Fund
Hartford Mortgage Securities HLS Fund
Hartford Small Company HLS Fund
Hartford Stock HLS Fund
Hartford Total Return Bond HLS Fund (formerly named Hartford Bond HLS Fund)
Hartford Value HLS Fund

Hartford HLS Series Fund II, Inc., which consists of the series listed below.
Incorporated in Maryland on March 23, 2001
Current net assets $4,376,976,000 as of March 31, 2006
Address: 500 Bielenberg Drive, Woodbury, Minnesota 55125
Hartford American Leaders HLS Fund (was also known as Hartford American Leaders Value HLS Fund) **
Hartford Blue Chip Stock HLS Fund
Hartford Blue Chip Stock HLS Fund II **
Hartford Capital Opportunities HLS Fund
Hartford Global Equity HLS Fund **
Hartford Growth Opportunities HLS Fund
Hartford International Stock HLS Fund
Hartford International Stock HLS Fund II **
Hartford Investors Growth HLS Fund **
Hartford LargeCap Growth HLS Fund
Hartford MidCap Stock HLS Fund
Hartford Multisector Bond HLS Fund (merged into Hartford Bond HLS Fund on April 30, 2004)
Hartford SmallCap Growth HLS Fund
Hartford SmallCap Value HLS Fund
Hartford U.S. Government Securities HLS Fund
Hartford Value Opportunities HLS Fund
* On January 24, 2003, shareholders voted to merge this series into another series of Hartford HLS Series Fund II, Inc.
The Hartford Mutual Funds, Inc., which consists of the series listed below.
Incorporated in Maryland on March 21, 1996
Current net assets $29,605,332,000 as of March 31, 2006
Address: 500 Bielenberg Drive, Woodbury, Minnesota 55125
The Hartford Advisers Fund
The Hartford Aggressive Growth Allocation Fund
The Hartford Balanced Allocation Fund
The Hartford Capital Appreciation Fund
The Hartford Capital Appreciation II Fund
The Hartford Conservative Allocation Fund
The Hartford Disciplined Equity Fund (formerly named The Hartford Growth and Income Fund)
The Hartford Dividend and Growth Fund
The Hartford Equity Income Fund
The Hartford Floating Rate Fund
The Hartford Focus Fund
The Hartford Global Communications Fund
The Hartford Global Financial Services Fund
The Hartford Global Health Fund
The Hartford Global Leaders Fund
The Hartford Global Technology Fund

The Hartford Growth Allocation Fund
The Hartford High Yield Fund
The Hartford Income Allocation Fund
The Hartford Income Fund
The Hartford Inflation Plus Fund
The Hartford International Capital Appreciation Fund
The Hartford International Opportunities Fund
The Hartford International Small Company Fund
The Hartford MidCap Fund
The Hartford MidCap Value Fund
The Hartford Money Market Fund
The Hartford Select MidCap Growth Fund
The Hartford Select MidCap Value Fund
The Hartford Select MidCap Growth Fund
The Hartford Select MidCap Value Fund
The Hartford Select SmallCap Growth Fund
The Hartford Short Duration Fund (formerly named The Hartford Short Maturity Fund)
The Hartford Small Company Fund
The Hartford Stock Fund
The Hartford Retirement Income Fund
The Hartford Target Retirement 2010 Fund
The Hartford Target Retirement 2020 Fund
The Hartford Target Retirement 2030 Fund
The Hartford Tax-Free California Fund
The Hartford Tax-Free New York Fund
The Hartford Total Return Bond Fund (formerly named The Hartford Bond Income Strategy Fund)
The Hartford Value Fund
The Hartford Mutual Funds II, Inc., which consists of the series listed below.
Incorporated in Maryland on March 23, 2001
Current net assets $3,597,913,000 as of March 31, 2006
Address: 500 Bielenberg Drive, Woodbury, Minnesota 55125
The Hartford Growth Fund
The Hartford Growth Opportunities Fund
The Hartford SmallCap Growth Fund
The Hartford Tax-Free Minnesota Fund (formerly named The Hartford Tax-Free Minnesota Portfolio)
The Hartford Tax-Free National Fund (formerly named The Hartford Tax-Free National Portfolio)
The Hartford U.S. Government Securities Fund
The Hartford Value Opportunities Fund
The Hartford Income Shares Fund, Inc. (formerly named Fortis Securities, Inc.)
(publicly traded, closed-end fund)
Incorporated in Maryland on March 22, 2001
Current net assets $101,036,000 as of March 31, 2006
Address: 500 Bielenberg Drive, Woodbury, Minnesota 55125

NEW FUNDS EFFECTIVE JULY 31, 2006:
The Hartford Mutual Funds, Inc., We anticipate adding the following funds to The Hartford
Mutual Funds, Inc. on or after July 31, 2006.
Incorporated in Maryland on March 21, 1996
Address: 500 Bielenberg Drive, Woodbury, Minnesota
The Hartford Balanced Income Fund
The Hartford MidCap Growth Fund
The Hartford Select SmallCap Value Fund

DECLARATIONS	☑ TRAVELERS CASUALTY AND SURETY COMPANY OF AMERICA
☐TRAVELERS CASUALTY AND SURETY COMPANY
Hartford, Connecticut 06156
(A Stock Insurance Company, Herein Called the Underwriter)

FINANCIAL INSTITUTION BOND

	STANDARD FORM NO. 14	Bond Number

Item 1.	Name of Insured (herein called Insured):	104363152

Hartford Series Fund, Inc.

Item 2. Bond Period
	690 Asylum Avenue	From 12:01 a.m. on	July 31, 2004
	Hartford Plaza		(Month, Day, Year)
	Hartford, CT 06115	to 12:01 a.m. on	July 31, 2005
(Month, Day, Year)

Item 3.	The Aggregate Liability of the Underwriter during the Bond Period shall be $80,000,000.00

Item 4.	Subject to Sections 4 and 11 hereof, the Single Loss Limit of Liability is and the Single Loss Deductible is	$40,000,000.00 $NIL
Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert Not Covered.)

Amount Applicable to:	Single Loss	Single Loss
	Limit of Liability	Deductible
Insuring Agreement (D) FORGERY OR ALTERATION	$40,000,000	$Nil
Insuring Agreement (E) SECURITIES	$40,000,000	$Nil
Coverage on Partners	$Not Covered	$Not Covered

Optional Insuring Agreements and Coverages:
Stop Payment Order Liability Coverage	$500,000	$5,000
If Not Covered is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:
F-995 F-1352b      F-1354b SR5261      SR 5969a      SR 5971a      SR 6139a       SR 5307b      SR 6186       SR 5967e
Loss Payable Rider Rider Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22 and 23

Item 6.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) such termination or cancellation to be effective as of the time of this bond becomes effective.

Signed, sealed and dated (enter below)	Travelers Casualty And Surety Company of America

November 11, 2004	By	/S/Donald E. Rowe Donald E. Rowe Attorney-in Fact

FINANCIAL INSTITUTION BOND	THE TRAVELERS CASUALTY AND SURETYCOMPANY
STANDARD FORM NO. 14	Hartford, Connecticut 06183
     The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the insured for:
INSURING AGREEMENTS

FIDELITY
     (A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.
     Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:
(a)	to cause the Insured to sustain such loss; and

(b)	to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.
     As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.
ON PREMISES
(B)	(1)	Loss of Property resulting directly from
(a)	robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b)	theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured, while the Property is lodged or deposited within offices or premises located anywhere.

(2)	Loss of or damage to
(a)	furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

(b)	such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief, provided that
(i)	the insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(ii)	the loss is not caused by fire.
IN TRANSIT
     (C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable dis- appearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of
(a)	a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

(b)	a Transportation Company and being transported in an armored motor vehicle, or

(c)	a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:
(i)	records, whether recorded in writing or electronically, and

(ii)	Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and
(iii)	Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.
     Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.
FORGERY OR ALTERATION
     (D) Loss resulting directly from
          (1) Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit,
          (2) transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.
     A mechanically reproduced facsimile signature is treated the same as a handwritten signature.
SECURITIES
     (E) Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others,
     (1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original
(a)	Certificated Security,

(b)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(c)	Evidence of Debt,

(d)	Instruction to a Federal Reserve Bank of the United States, or

(e)	Statement of Uncertificated Security of any Federal Reserve Bank of the United States
which
(i)	bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

(ii)	is altered, or

(iii)	is lost or stolen;
     (2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above;
     (3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.
     A mechanically reproduced facsimile signature is treated the same as a handwritten signature.
COUNTERFEIT CURRENCY
     (F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES
     A. Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.
ADDITIONAL OFFICES OR EMPLOYEES — CONSOLIDATION,
MERGER OR PURCHASE OF ASSETS — NOTICE
     B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.
If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which
(a)	has occurred or will occur in offices or premises, or

(b)	has been caused or will be caused by an employee or employees of such institution, or
     (c) has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall
     (i) give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and
     (ii) obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

(iii)	upon obtaining such consent, pay to the Underwriter an additional premium.
CHANGE OF CONTROL — NOTICE
     C. When the Insured learns of a change in control, it shall give written notice to the Underwriter.
     As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.
     Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.
REPRESENTATION OF INSURED
     D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.
     Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.
JOINT INSURED
     E. If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.
NOTICE OF LEGAL PROCEEDINGS
AGAINST INSURED — ELECTION TO DEFEND
     F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insureds liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.
     The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insureds name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.
     If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.
     If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys fees costs and expenses incurred by the Insured.
     With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

DEFINITIONS
Section 1. As used in this bond:
(a) Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.
(b) Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.
(c) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
(1)	represented by an instrument issued in bearer or registered form;

(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d)	Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(e)	Employee means
(1) a natural person in the service of the Insured at any of the Insureds offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;
(2) an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;
(3) a person provided by an employment contractor to perform employee duties for the Insured under the Insureds supervision at any of the Insureds offices or premises covered hereunder; and a guest student pursuing studies or duties in any of said offices or premises;
(4) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;
(5) each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the pur-
poses of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.) and
(6)	a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.
     (f) Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customers debt to the Insured.
     (g) Financial Interest in the Insured of the Insureds general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:
(1) as respects general partners the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:
(a) the net worth of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and
(b) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;
provided, however, that if such net worth adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and
(2)	as respects limited partners the value of such limited partners() investment in the Insured.
     (h) Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of ones own name signed with or without authority, in any capacity, for any purpose.
     (i) Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.
     (j) Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.
     (k) Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.
     (l) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.
     (m) Negotiable Instrument means any writing
(1)	signed by the maker or drawer; and

(2)	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(3)	is payable on demand or at a definite time; and

(4)	is payable to order or bearer.
     (n) Partner means a natural person who
(1)	is a general partner of the insured, or

(2)	is a limited partner and an Employee (as defined in Section 1 (e) (1) of the bond) of the Insured.
     (o) Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.
     (p) Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:
(1)	a description of the Issue of which the Uncertificated Security is a part;

(2)	the number of shares or units:
(a)	transferred to the registered owner;

(b)	pledged by the registered owner to the registered pledgee;

(c)	released from pledge by the registered pledgee;

(d)	registered in the name of the registered owner on the date of the statement; or

(e)	subject to pledge on the date of the statement;
(3)	the name and address of the registered owner and registered pledgee;

(4)	a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5)	the date:
(a)	the transfer of the shares or units to the new registered owner of the shares or units was registered;

(b)	the pledge of the registered pledgee was registered, or

(c)	of the statement, if it is a periodic or annual statement.
     (q) Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.
     (r) Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2)	of a type commonly dealt in on securities exchanges or markets; and
(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
     (s) Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customers account in the amount of funds stated therein.
EXCLUSIONS
Section 2. This bond does not cover:
     (a) loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D) or (E);
     (b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;
     (c) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;
     (d) loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;
     (e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses; except when covered under Insuring Agreements (A), (D) or (E);
     (f) loss resulting from any violation by the Insured or by any Employee
(1)	of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or
(2)  of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;
     (g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);
     (h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;
     (i) loss resulting directly or indirectly from transactions in a customers account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customers account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);
     (j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, racketeering activity is defined in 18 United States Code 1961 et seq., as amended;
     (k) loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards
(1)	in obtaining credit or funds, or

(2)	in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

(3)	in gaining access to point of sale terminals, customer bank communication terminals, or similar electronic terminals of electronic funds transfer systems, whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);
     (l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

     (m) loss through the surrender of Property away from an office of the Insured as a result of a threat
(1)	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)	to do damage to the premises or property of the Insured, except when covered under Insuring Agreement (A);
     (n) loss resulting directly or indirectly from payments made or withdrawals from a depositors or customers account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);
     (o) loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);
     (p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);
     (q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);
     (r) loss of Property while
(1)	in the mail, or

(2)	in the custody of any Transportation Company, unless covered under Insuring Agreement (C), except when covered under Insuring Agreement (A);
     (s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;
     (t) damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;
     (u) all fees, costs and expenses incurred by the Insured
(1)	in establishing the existence of or amount of loss covered under this bond, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;
     (v) indirect or consequential loss of any nature;
     (w) loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);
     (x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;
     (y) loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;
     (z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments; (aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.
DISCOVERY
     Section (3). This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.
     Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.
LIMIT OF LIABILITY
     Section 4.
Aggregate Limit of Liability
     The Underwriters total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.
     Upon exhaustion of the Aggregate Limit of Liability by such payments:
(a)	The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b)	The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.
     The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.
Single Loss Limit of Liability
     Subject to the Aggregate Limit of Liability, the Underwriters liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.
Single Loss Defined
     Single Loss means all covered loss, including court costs and attorneys fees incurred by the Underwriter under General Agreement F, resulting from
(a)	any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(b)	any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c)	all acts or omissions other than those specified in (a) and (b) preceding, used by any person (whether an Employee or not) or in which such person is implicated, or

d)	any one casualty or event not specified in (a), (b) or (c) preceding.
NOTICE/PROOF — LEGAL PROCEEDINGS
AGAINST UNDERWRITER
     Section 5.
(a)	At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b)	Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c)	Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d)	Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e)	If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f)	This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.
VALUATION
     Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.
Securities
     The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.
     If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records
     In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.
Property other than Money, Securities or Records
     In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.
Set-Off
     Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A).
     ASSIGNMENT—SUBROGATION—RECOVERY-COOPERATION
     Section 7.
(a)	In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insureds rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b)	In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insureds rights of recovery therefor against any person or entity to the extent of such payment.

(c)	Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insureds loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insureds claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d)	Upon the Underwriters request and at reasonable times and places designated by the Underwriter the Insured shall
(1)	submit to examination by the Underwriter and subscribe to the same under oath; and

(2)	produce for the Underwriters examination all pertinent records; and

(3)	cooperate with the Underwriter in all matters pertaining to the loss.
(e)	The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.
LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE
     Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.
     If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.
OTHER INSURANCE OR INDEMNITY
     Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.
OWNERSHIP
     Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.
DEDUCTIBLE AMOUNT
     Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.
     The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.
TERMINATION OR CANCELATION
     Section 12. This bond terminates as an entirety upon occurrence of any of the following:(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.
     This bond terminates as to any Employee or any partner, officer or employee of any Processor(a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.
     Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

NAME OF INSURED RIDER/ENDORSEMENT
To be attached to and form part of Bond/Policy No. 104363152 issued to Hartford Series Fund, Inc.
It is agreed that:
1. The complete name of the Insured under the attached Bond/Policy is:
Hartford Advisers HLS Fund, Inc. *
Hartford Bond HLS Fund, Inc. *
Hartford Capital Appreciation HLS Fund, Inc. *
Hartford Dividend and Growth HLS Fund, Inc. *
Hartford Global Advisors HLS Fund, Inc. (previously known as Hartford
International Advisors HLS Fund, Inc.) *
Hartford Index HLS Fund, Inc. *
Hartford International Opportunities HLS Fund, Inc. *
Hartford MidCap HLS Fund, Inc. *
Hartford Money Market HLS Fund, Inc. *
Hartford Mortgage Securities HLS Fund, Inc. *
Hartford Small Company HLS Fund, Inc. *
Hartford Stock HLS Fund, Inc. *
* On July 16, 2002, shareholders authorized the reorganization of this Fund from a free-standing Maryland corporation into a new series of Hartford Series Fund, Inc.
Hartford Series Fund, Inc. (on behalf of the following series :)
Hartford Advisers HLS Fund
Hartford Bond HLS Fund
Hartford Capital Appreciation HLS Fund
Hartford Dividend and Growth HLS Fund
Hartford Global Advisers HLS Fund
Hartford Index HLS Fund
Hartford International Opportunities HLS Fund
Hartford MidCap HLS Fund
Hartford Money Market HLS Fund
Hartford Mortgage Securities HLS Fund
Hartford Small Company HLS Fund
Hartford Stock HLS Fund
Hartford Growth and Income HLS Fund
Hartford Global Leaders HLS Fund
Hartford Global Communications HLS Fund
Hartford Global Financial Services HLS Fund
Hartford Growth HLS Fund
Hartford High Yield HLS Fund
Hartford Global Health HLS Fund
Hartford Global Technology HLS Fund

Hartford Focus HLS Fund
Hartford International Capital Appreciation HLS Fund
Hartford International Small Company HLS Fund
Hartford MidCap Value HLS Fund Hartford Value HLS Fund
The Hartford Mutual Funds, Inc. (on behalf of the following series :)
The Hartford Capital Appreciation Fund
The Hartford Small Company Fund
The Hartford International Opportunities Fund
The Hartford Stock Fund
The Hartford Tax-Free California Fund
The Hartford Tax-Free New York Fund
The Hartford Dividend and Growth Fund
The Hartford Global Communications Fund
The Hartford Global Financial Services Fund
The Hartford Growth Fund
The Hartford Advisers Fund
The Hartford Total Return Bond Fund (previously known as The Hartford Bond Income Strategy Fund)
The Hartford Money Market Fund
The Hartford Short Duration Fund (previously known as The Hartford Short Maturity Fund)
The Hartford Growth and Income Fund
The Hartford MidCap Fund
The Hartford Global Leaders Fund
The Hartford High Yield Fund
The Hartford Income Fund
The Hartford Inflation Plus Fund
The Hartford Global Health Fund
The Hartford Global Technology Fund
The Hartford Focus Fund
The Hartford International Capital Appreciation Fund
The Hartford International Small Company Fund
The Hartford MidCap Value Fund
The Hartford Value Fund
Hartford HLS Series Fund II, Inc., on behalf of the following series:
Hartford Growth Opportunities HLS Fund
Hartford SmallCap Growth HLS Fund
Hartford U.S. Government Securities HLS Fund
Hartford Value Opportunities HLS Fund
Hartford American Leaders HLS Fund (also known as Hartford American Leaders Value HLS Fund) **
Hartford Blue Chip Stock HLS Fund
Hartford Blue Chip Stock HLS Fund II **
Hartford Capital Opportunities HLS Fund
Hartford Global Equity HLS Fund **
Hartford International Stock HLS Fund
Hartford International Stock HLS Fund II **
Hartford Investors Growth HLS Fund **
Hartford LargeCap Growth HLS Fund

Hartford MidCap Stock HLS Fund
Hartford Multisector Bond HLS Fund
Hartford SmallCap Growth HLS Fund
Hartford SmallCap Value HLS Fund
Hartford U.S. Government Securities HLS Fund
Hartford Value Opportunities HLS Fund
** On January 24, 2003, shareholders voted to merge this series into another series of Hartford HLS Series Fund II, Inc.
The Hartford Mutual Funds II, Inc., on behalf of the following series:
The Hartford SmallCap Growth Fund
The Hartford Growth Fund
The Hartford Growth Opportunities Fund
The Hartford Tax-Free Minnesota Fund (previously known as The Hartford Tax-Free Minnesota Portfolio)
The Hartford Tax-Free National Fund (previously known as The Hartford Tax-Free National Portfolio)
The Hartford U.S. Government Securities Fund
The Hartford Value Opportunities Fund
The Hartford Income Shares Fund, Inc. (formerly named Fortis Securities, Inc.) (closed-end fund)
And/or any investment fund owned, controlled or operated by any one or more of those named as Insureds, subject to General Agreement A of the attached bond.
2.	This Rider is effective as of 12:01 a.m. on July 31, 2004 standard time.
F-995 Name of Insured Rider

RIDER
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363152
in favor of Hartford Series Fund, Inc.
It is agreed that:
1. The attached bond is amended by adding the following paragraph at the end of Section 9, Other Insurance or Indemnity:
Notwithstanding the foregoing, however, coverage afforded hereunder is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever underwriter written. Any loss which is covered under such separate Electronic and Computer Crime Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its Electronic and Computer Crime Policy.
2. This rider shall become effective as of 12:01 a.m. on July 31, 2004 standard time as specified in the attached bond.
ELECTRONIC AND COMPUTER CRIME
POLICY EXCLUSION RIDER
For use with Financial Institution Bonds
to exclude loss covered under a separate
Electronic and Computer Crime Policy
F-1352b (10-87)

INTERPRETIVE LETTER
Acts of an Employee, as defined in Financial Institution Bonds, are covered under Insuring Agreement (A) only while the Employee is in the Insureds employ. Should a loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct, proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.
FORMER EMPLOYEES INTERPRETIVE LETTER
F-1354b
10/87

RIDER
To be attached to and form part of Bond No. 104363152
Issued by Travelers Casualty and Surety Company of America (hereinafter called Controlling Company)
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	The term “Underwriter” as used in the attached Bond shall be construed to mean, unless otherwise specified in this rider, all the Companies executing the attached Bond.

2.	Each of the said Companies shall be liable only for such proportion of any Single Loss under the attached Bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the Aggregate Limit of Liability of the attached Bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3.	In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached Bond may be paid to the Controlling Company for the account of all of said Companies.

4.	In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with, the Controlling Company shall be deemed to be in compliance with the conditions of the attached Bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5.	The Controlling Company may give notice in accordance with the terms of the attached Bond, terminating or canceling the attached Bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all of said Companies as an entirety or as to such Employee, as the case may be.

6.	Any Company other than the Controlling Company may give notice in accordance with the terms of the attached Bond, terminating or canceling the entire liability of such other Company under the attached Bond or as to any Employee.

7.	In the absence of a request from any of said Companies that notice of termination or cancelation by the Insured of the attached Bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached Bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under the attached Bond by giving notice of such termination or cancelation to such other Company, and shall send copy of such notice to the Controlling Company.

8.	In the event of the termination or cancelation of the attached Bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached Bond. Page 1 of 2

9.	In the event of the termination or cancelation of the attached Bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancelation. The termination or cancelation of the attached Bond as to any Company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other Companies under the attached Bond.

10.	This rider shall become effective as of 12:01 a.m. on July 31, 2004 standard time.
Schedule

Controlling Company:

Underwritten for the sum of $10,000,000	St. Paul Fire and Marine Insurance Company
except as follows: Not applicable
	BY:	/s/ Signature Illegible

Attorney-in-Fact

Underwritten for the sum of $10,000,000	Federal Insurance Company

except as follows: Not applicable

	By:	/s/ Signature Illegible

Attorney-in-Fact

Underwritten for the sum of $10,000,000	Fidelity and Deposit Company

except as follows: Not applicable

	By:	/s/ Signature Illegible

Attorney-in-Fact

Underwritten for the sum of $6,000,000	ACE

except as follows: Not applicable

	By:	/s/ Signature Illegible

Attorney-in-Fact

Underwritten for the sum of $4,000,000	Continental Casualty Insurance Company

except as follows: Not applicable

	By:	/s/ Signature Illegible

Attorney-in-Fact

ACCEPTED: The Hartford Financial Services Group, Inc.

BY:

COSURETY RIDER
FOR USE WITH ALL FORMS OF STANDARD BOND
REVISED TO OCTOBER 1987
SR 5261b

RIDER
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363152
in favor of Hartford Series Fund, Inc.
It is agreed that the attached bond is hereby amended:
1.	By deleting the phrase rate of exchange at time of payment from the first sentence of Section 6 and substituting the following:

rate of exchange on the day preceding the discovery of such loss

2.	By deleting the first two sentences of the second paragraph of Section 6 and substituting the following:
The value of any securities for the loss of which claim shall be made hereunder, shall be determined by the average market value of such securities on the day preceding the discovery of such loss. However, if prior to the settlement of the claim by the Underwriter, the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities.
This Rider shall become effective as of 12:01 a.m. on July 31, 2004 standard time.
Accepted:
VALUATION CLAUSE RIDER
FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14
TO PROVIDE AN ALTERNATIVE METHOD FOR VALUING SECURITIES.
REVISED TO OCTOBER 1987.
SR 5307b

RIDER
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363152
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	Those premises of Depositories listed in the following Schedule shall be deemed to be premises of the Insured, but only as respects coverage on Certificated Securities:
Schedule

Depository	Location Covered
Any Depository which holds Certificated Securities in accordance with Sections 2, 3, or 4 of this Rider.

2.	Certificated Securities held by such Depository shall be deemed to be Property as defined in the attached bond to the extent of the Insureds interest therein, as affected by the making of appropriate entries on the books and records of such Depository.

3.	The attached bond does not afford coverage in favor of any Depository listed in the Schedule above. When the Underwriter indemnifies the Insured for a loss covered hereunder, the Insured will assign the rights and causes of action to the extent of the claim payment against the Depository, or any other entity or person against whom it has a cause of action, to the Underwriter.

4.	If the rules of the Depository named in the Schedule above provide that the Insured shall be assessed for a portion of the judgment (or agreed settlement) taken by the Underwriter based upon the assignment set forth in part 3 above and the Insured actually pays such assessment, then the Underwriter will reimburse the Insured for the amount of the assessment but not exceeding the amount of the loss payment by the Underwriter.

5.	This rider shall become effective as of 12:01 a.m. on July 31, 2004 standard time.
CENTRAL HANDLING SECURITIES
For use with Financial Institution Bonds, Standard
Forms Nos. 14, 24 and 25 to Schedule the Premises
of Depositories.
Revised to October 1987
SR 5967e

RIDER
To be attached to and form part of Financial Institution Bond No. 104363152 in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	The Underwriter will mark its records to indicate that the National Association of Securities Dealers, Inc. is to be notified promptly concerning the cancellation or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Association but failure to so notify said Association shall not impair or delay the effectiveness of any such cancellation or modification.

2.	This rider shall become effective as of 12:01 a.m. on July 31, 2004.
CANCELLATION RIDER
FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM
NO. 14, WHEN ISSUED TO THOSE MEMBER FIRMS OF THE NATIONAL
ASSOCIATION OF SECURITIES DEALERS WHO HAVE EMPLOYEES AND
ARE REQUIRED TO JOIN THE SECURITIES INVESTORS PROTECTION
CORPORATION, AND WHO ARE SUBJECT TO RULE 15C3-1 UNDER THE
SECURITIES EXCHANGE ACT OF 1934, TO PROVIDE FOR NOTICE OF
CANCELLATION OR SUBSTANTIAL MODIFICATION TO SUCH ASSOCIATION
REVISED TO JUNE 1990
SR 5969a

RIDER
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363152
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	The attached bond shall not be canceled or modified except after written notice shall have been given by the acting party to the affected party, and by the Underwriter to all registered management investment companies named as Insureds and to the Securities and Exchange Commission, Washington, D.C., not less than sixty days prior to the effective date of such cancellation or modification.

2.	The Underwriter shall furnish each registered management investment company named as an Insured with (a) a copy of the Bond and any amendment thereto, promptly after the execution thereof, (b) a copy of each formal filing of a claim under the bond by any other named Insured promptly after receipt thereof, and (c) notification of the terms of the settlement of each such claim prior to the execution of the settlement.

3.	This rider shall become effective as of 12:01 a.m. on July 31, 2004 standard time.
Accepted:
S.E.C.-JOINT INSURED CANCELLATION CLAUSE RIDER
FOR USE WITH FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14,
DISCOVERY OR LOSS SUSTAINED FORM, WHEN ISSUED TO REGISTERED
MANAGEMENT INVESTMENT COMPANIES COVERED AS JOINT INSUREDS, TO
COMPLY WITH THE RULES OF THE SECURITIES AND EXCHANGE COMMISSION.
REVISED TO OCTOBER 1987.
SR 5971a

RIDER
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363152
in favor of Hartford Series Fund, Inc.
It is agreed that
1.	The attached bond is amended by inserting as an additional part of Section 1(e), definition of Employee, the following:

A person who is a registered representative or a registered principal associated with an Insured except a:
(i)	sole proprietor

(ii)	sole stockbroker,

(iii)	director or a trustee of an Insured who is not performing acts coming within the scope of the usual duties of an officer or an employee, or

(iv)	partner.
2.	This rider shall become effective as of 12:01 a.m. on July 31, 2004 standard time.
NATIONAL ASSOCIATION OF SECURITIES DEALERS RIDER
FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14, TO
INCLUDE CERTAIN REGISTERED PERSONS AS EMPLOYEES WHEN ISSUED TO
AN INSURED, WHICH IS A MEMBER OF THE NATIONAL ASSOCIATION OF SECURITIES
DEALERS, INC.
REVISED TO OCTOBER 1987.
SR 6139a

RIDER
To be attached to a form part of Financial Institution Bond, Standard Form No. 14,
No. 104363152
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	At the written request of the named insured, any payment in satisfaction of loss covered by said bond involving Money or other Property in which the Federal Home Loan Mortagage Corporation and Federal National Mortgage Association has an interest shall be paid by an instrument issued to that organization and the named Insured as joint loss-payees. Subject to the following limitations:
a.	The attached bond is for the sole use and benefit of the named Insured as expressed herein. The organization named above shall not be considered as an Insured under the bond, nor shall it otherwise have any rights or benefits under said bond.

b.	Notwithstanding any payment made under the terms of this rider or the execution of more than one of such similar rider, the amount paid for any one loss occurrence or otherwise in accordance with the terms of this bond shall not exceed the limits of liability as set forth in the Declarations Page.

c.	Nothing herein is intended to alter the terms, conditions and limitations of the bond.
2.	Should this bond be canceled, reduced, non-renewed or restrictively modified by the Underwriter, the Underwriter will endeavor to give thirty (30) days advance notice to the organization named above, but failure to do so shall not impair or delay the effectiveness of any such cancellation, reduction, non-renewal or restrictive modification, nor shall the Underwriter be held liable in any way.

3.	Should this bond be canceled or reduced at the request of the Insured, the Underwriter will endeavor to notify the organization named above of such cancellation or reduction within 10 business days after receipt of such request, but failure to do so shall not impair or delay the effectiveness of such cancellation or reduction, nor shall the Underwriter be held liable in any way.

4.	This rider shall become effective as of 12:01AM on July 31, 2004.
Accepted:
FREDDIE MAC, FANNIE MAE OR GINNIE MAE RIDER
To provide loss-payee and notification agreement adopted December 1988.
SR-6186

LOSS PAYABLE RIDER
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363152
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	Loss otherwise payable hereunder involving funds due or payable to the City of Los Angeles and The Hartford Life Insurance Company. shall be payable to The Hartford Life Insurance Company. and the City of Los Angeles as their interest may appear.

2.	The bond is subject to all its agreements, conditions and limitations except as herein expressly modified.

3.	This rider does not confer upon the City of Los Angeles any right of action or claim under the policy.

4.	This rider is effective as of 12:01 a.m. on July 31, 2004 standard time as specified in the attached bond.

RIDER NO. 1
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363152
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	Section 6 of the attached bond, VALUATION, is amended by adding an additional paragraph following the one entitled SECURITIES, as follows:
In the event any securities shall become the subject of claim under the attached bond by reason of the risk of destruction only and the Underwriter is furnished what, in its judgment, is considered to be satisfactory proof of destruction, and the value of such securities as determined by the cost of an equivalent amount of securities of the same issue at the time of loss shall exceed the Limit of Liability stated in the Declarations of the attached bond, then in lieu of computing the amount of the Insureds claim as provided in the above paragraph, the Underwriter shall:
(a)	determine that portion of the loss which must be reserved immediately for the purpose of securities, not to exceed the Limit of Liability in the Declarations of the attached bond, and

(b)	utilize the remainder of the liability, if any, for the payment of premiums for the purchase of Lost Instrument Bonds or Undertaking as required for the replacement of any or all duplicable securities forming a part of the Insureds loss, including that portion of the duplicable securities which represent loss in excess of the amount of coverage provided by the attached bond;
Provided, however, that the Underwriter may in lieu of paying any or all of the premiums, specified in subsection (b) above, execute the necessary Lost Instrument Bonds or Undertakings at its regularly filed rates upon execution by the Insured of the usual application and indemnity agreement specifically agreeing to indemnify and hold the Underwriter harmless on the portion of any ultimate loss on such securities which shall exceed the amount remaining after deducting from the Limit of Liability the sum determined in subsection (a) above and the sum of any premiums actually paid in accordance with subsection (b) above: The Underwriters liability under the attached bond on all Lost Instrument Bonds or Undertakings as specified in the Provided clause preceding shall not exceed the Limit of Liability of the attached bond less the amounts determined in subsections (a) and (b) for the purchase of securities and the payment of premiums for Lost Instrument Bonds or Undertakings. The payment of premiums for Lost Instrument Bonds or Undertakings in excess of the aforesaid amount shall be strictly one of suretyship only and the Insured shall be liable as Principal for all such excess liability.
2.	This rider is effective as of 12:01 a.m. on July 31, 2004.

RIDER NO. 2
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363152
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	The Underwriter will mark its records to indicate that the City of Los Angeles is to be notified promptly concerning the cancellation, termination, or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said City of Los Angeles, but failure to so notify said City of Los Angeles shall not impair or delay the effectiveness of any such cancellation, termination or modification.

2.	This rider shall become effective as of 12:01 a.m. on July 31, 2004 standard time as specified in the attached bond.

RIDER NO. 3
AMENDED CANCELLATION RIDER
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363152
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	Subsection (a) of Section 12. TERMINATION OR CANCELLATION of the attached bond is deleted and replaced by the following:
     (a) 90 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or
2.	This rider is effective as of 12:01 a.m. on July 31, 2004 standard time.
Amended Cancellation Rider

RIDER NO. 4
LOSS REPORTING THRESHOLD RIDER
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363152
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	Section 11., DEDUCTIBLE AMOUNT, is deleted in its entirety and replaced by the following:
DEDUCTIBLE AMOUNT
Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.
The Insured shall, in the time and manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, which exceeds or is likely to exceed FIVE HUNDRED THOUSAND AND NO/100THS DOLLARS ($500,000.00), whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.
2.	This rider is effective as of 12:01 a.m. on July 31, 2004 standard time.
Loss Reporting Threshold Rider

RIDER NO. 5
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363152
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	Insuring Agreement (A) FIDELITY is deleted in its entirety and replaced by the following:
FIDELITY
(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.
Such dishonest or fraudulent acts must be committed by the Employee with the intent:
(a)	to cause the Insured to sustain such loss; or

(b)	to obtain financial benefit for the Employee or another person or entity.
Notwithstanding the foregoing, however, if some or all of the Insureds loss results directly or indirectly from Loans and/or Trading, it is agreed that this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed with the intent:
(a)	to cause the Insured to sustain such loss; and

(b)	to obtain financial benefit for the Employee or another person or entity.
As used throughout this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.
The term Loans, as used in the Insuring Agreement shall be deemed to mean all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured, and all transactions by which the Insured assumes an existing creditor relationship.
The term Trading, as used in this Insuring Agreement shall be deemed to mean trading or other dealings in securities, commodities, futures, options, swaps, foreign or Federal funds, currencies, foreign exchange and the like.
2.	This rider is effective as of 12:01 a.m. on July 31, 2004 standard time.
Amended Fidelity Insuring Agreement

RIDER NO. 6
     To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
     No. 104363152
     in favor of Hartford Series Fund, Inc.
     It is agreed that:
1.	Section 3., DISCOVERY, of the attached bond is deleted in its entirety and replaced by the following:
“DISCOVERY
Section 3. This bond applies to loss discovered by the Insured during the bond period. Discovery occurs when the Risk Manager Department is made aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not yet be known.
Discovery also occurs when the Risk Manager Department receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.
2.	This rider is effective as of 12:01 a.m. on July 31, 2004 standard time as specified in the attached bond.
Amended Discovery Rider (5/95)

RIDER NO. 7
     To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
     No. 104363152
     in favor of Hartford Series Fund, Inc.
     It is agreed that:
1.	General Agreement D, REPRESENTATION OF INSURED, of the attached bond is deleted in its entirety and replaced by the following:
REPRESENTATION OF INSURED
D. The Insured represents that the information furnished in the application for this bond is complete, true, and correct. Such application constitutes part of this bond.
Any intentional misrepresentation, omission, concealment or any incorrect statement of a material fact, in the application or otherwise, shall be grounds for recission of this bond.
2.	This rider is effective as of 12:01 a.m. on July 31, 2004 standard time.
Amended Representation of Insured Rider (5/95)

RIDER NO. 8
To be attached to and form part of Financial Institution Bond, Standard Form No.14
No.104363152
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	General Agreement B, ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION,MERGER OR PURCHASE OF ASSETS—NOTICE, is amended by adding the following at the end thereof:
“Notwithstanding the foregoing, the Underwriter agrees to automatically extend such coverage as is afforded under this bond to any consolidated, merged or acquired institution which has:
(a) less than $500,000,000. in total assets,
without the payment of additional premium for the remainder of the premium period provided, however, the Insured gives the Underwriter written notice of such consolidation, merger or purchase, or acquisition of assets or liabilities after the effective date of such action.
Further, if the Insured shall, while this bond is in force, consolidate or merge with or purchase or acquire assets or liabilities of another institution from, through or with the assistance of any regulatory body, the Underwriter agrees to automatically extend to such institution such coverage as is afforded under this bond on a loss sustained/Retroactive Date basis, subject to condition (a) in the prior paragraph and subject to the following conditions and limitations:
(a)	This bond covers only loss(es) sustained by the Insured on or after the Retroactive Date and prior to the termination or cancellation of this bond provided, however, that such loss is discovered during the period that this bond is in force.

(b)	This bond excludes any loss(es) arising out of or in any way involving any act, error, omission, transaction, casualty or event , occurring or allegedly occurring, prior to the Retroactive Date.

(c)	Retroactive Date as used herein shall mean the effective date of such consolidation, merger, purchase or acquisition of assets or liabilities.

(d)	The Insured shall give the Underwriter written notice of such consolidation, merger or purchase , or acquisition of assets or liabilities within Sixty (60) days after the effective date of such action.

(e)	If the assets or liabilities of such consolidated, merged or purchased, or acquired institution are less than $500,000,000. the Underwriter agrees to waive payment of additional premium for the remainder of the premium period. Otherwise, the Insured shall pay the Underwriter an additional premium.”
2.	This rider shall become effective as of 12:01 a.m on July 31, 2004 standard time.
Amended General Agreement B Rider

RIDER NO. 9
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363152
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	Exclusion (j) of Section 2 is deleted in its entirety and replaced by the following:
(j) damages resulting from any civil, criminal, or other legal proceeding in which the Insured is adjudicated to have engaged in racketeering activity, except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, racketeering activity is defined in 18 United States Code 1961 et seq., as amended.
2.	This rider is effective as of 12:01 a.m. on July 31, 2004 standard time.
Amended Exclusion (j) Rider (5/95)
Adjudicated RICO Exclusion, Form 14

RIDER NO. 10
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363152
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	The Underwriter will mark its records to indicate that the Alberta Securities Commission is to be notified sixty (60) days prior to the cancellation, termination, or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Alberta Securities Commission.

2.	This rider shall become effective as of 12:01 a.m. on July 31, 2004 standard time as specified in the attached bond.

RIDER NO. 11
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363152
in favor of The Hartford Financial Services Group Inc.
It is agreed that:
1.	Subsections (g) and (h) of Section (1) of Insuring Agreement (E) SECURITIES, are deleted in their entirety and replaced by the following:
(g) Instruction to a Federal Reserve Bank of the United States or other issuer of Uncertificated Securities, or
(h) Statement of Uncertificated Security
2.	Definition (m) is amended by deleting the words of any Federal Reserve Bank of the United States.

3.	Exclusion (s) is deleted in its entirety and replaced by the following:
(s) Loss involving any Uncertificated Security, except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement A, E, or under the COMPUTER SYSTEMS Rider, if attached.
4.	This Rider shall become effective as of 12:01 a.m. on July 31, 2004 standard time.
Uncertificated Securities Rider

RIDER NO. 12
     To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
     No. 104363152
     in favor of Hartford Series Fund, Inc.
     It is agreed that:
1.	Insuring Agreement (F) COUNTERFEIT CURRENCY, is deleted in its entirety and replaced by:
COUNTERFEIT CURRENCY
(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of any country.
2.	This rider is effective as of 12:01 a.m. on July 31, 2004.
Amended Counterfeit Currency Insuring Agreement Rider

RIDER NO. 13
     To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
     No. 104363152
     in favor of Hartford Series Fund, Inc.
     It is agreed that:
1.	An additional paragraph, as follows, is inserted as the final paragraph to the Fidelity Insuring Agreement.
Audit Expense Coverage Two Hundred and Fifty Thousand no/100ths ($250,000.00)
                                               (For coverage, an amount must be inserted above)
Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee, or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated above opposite Audit Expense Coverage; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through dishonest or fraudulent act of one or more of the Employees and the liability of the Underwriter under this paragraph of Insuring Agreement (A) shall be part of and not in addition to the Single Loss Limit of Liability stated in Item 4 of the Declarations. The coverage provided hereunder for audit and examination expenses shall be subject to a $5,000.00 deductible amount and the Underwriter shall be liable hereunder only for the amount by which the cost of an audit or examination for a Single Loss exceeds this deductible amount, but not in excess of the Audit Expense Coverage amount shown above.
2.	The following paragraph is substituted in Section 2(u) of the attached bond:
(u) all fees, costs and expenses incurred by the Insured (1) in establishing the existence of or amount of loss covered under this Bond, except to the extent covered under the portion of Insuring Agreement (A) entitled Audit Expense Coverage, or (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this Bond;
This rider is effective as of 12:01 a.m. standard time on July 31, 2004.
Audit Expense Rider

RIDER NO. 14
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No 104363152
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	DEFINITIONS, Section 1(e) (1) Employee, of the attached bond is deleted in its entirety and replaced with the following:
(1) a natural person in the service of the Insured at any of the Insureds offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured, and for a period of 90 days after the termination of said natural persons service for the Insured, excluding however, termination arising out of or involving any dishonest or fraudulent activity committed by or involving said natural person;
2.	DEFINITIONS, Section 1(e) (1) Employee is amended to include the following:
(7) a natural person in the service of the Insured while on a leave of absence who exercises signing authority on behalf of the Insured, if such authority has not been effectively rescinded;
(8) a natural person provided to perform employee duties on a temporary basis for the Insured under the Insureds supervision at any of the Insureds offices or premises covered hereunder;
(9) consultants under contract with the Insured, but only while such consultants are subject to the Insureds direction and control and performing service for the Insured excluding, however, any such consultant while having care and custody of Insureds property outside the Insureds premises.
This rider is effective as of 12:01 a.m. on July 31, 2004 standard time.
Amend Definition of Employee Rider

RIDER NO. 15
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363152
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	The first paragraph of GENERAL AGREEMENT F. NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED ... is deleted in its entirety and replaced with the following:
F. A person from the risk management, law, or internal audit departments shall notify the Underwriter at the earliest practicable moment, not to exceed 90 days after notice thereof, of any legal proceeding brought to determine the Insureds liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this Bond. Concurrently, the risk management, law, or internal audit department shall furnish copies of all pleadings and pertinent papers to the Underwriter.
2.	This rider is effective as of 12:01 a.m. on July 31, 2004 standard time as specified in the attached bond.
Amended General Agreement F
Notice/Proof—Legal Proceedings Against Insured...

RIDER NO. 16
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363152
in favor of Hartford Series Fund, Inc.
It is agreed that:

1.	The first sentence of GENERAL AGREEMENT C. CHANGE OF CONTROL-NOTICE, is deleted in its entirety and replaced with the following:
When a person in the risk management, law or internal audit department learns of a change in control, they shall give written notice to the Underwriter.
2.       This rider is effective as of 12:01 a.m. on July 31, 2004 standard time as specified in the attached bond.
Amended General Agreement C
Change of Control—Notice Rider

RIDER NO. 17
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363152
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	Section 5, NOTICE/PROOFLEGAL—PROCEEDINGS AGAINST UNDERWRITER, subpart (a) is deleted and replaced by the following:
a) At the earliest practicable moment, not to exceed 90 days, after discovery of loss, a person in the risk management, law, or internal audit departments of the Insured shall give the Underwriter notice thereof.
2.	This rider is effective as of 12:01 a.m. on July 31, 2004 standard time as specified in the attached bond.
Amended Section 5
Notice/Proof—Legal Proceedings Against Underwriter

RIDER NO. 18
AMENDED SECURITIES INSURING AGREEMENT RIDER
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363152
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	Section (2) of Insuring Agreement (E) SECURITIES is deleted in its entirety and replaced by the following:
(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement, or any items listed in (a) through (d) above; or for loss, for which loss the Insured is legally liable, resulting from the Insured purportedly guaranteeing any signature on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement, or any items listed in (a) through (d) above, which guarantee relied upon the Insureds stamp or medallion which was lost, stolen or countereit;
2.	This rider is effective as of 12:01 a.m. on July 31, 2004 standard
Amend Securities Insuring Agreement Rider
Insuring Agreement (E) to include stamp or medallion guarantees

RIDER NO. 19
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363152
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	Subpart (1)(b) of Insuring Agreement (B) ON PREMISES is deleted in its entirety and replaced with:
theft, false pretenses, common-law or statutory larceny, committed by a person present in an office of the Insured covered under this bond or on the premises in which the Property is lodged, deposited, or held for safekeeping.
2.	This rider is effective as of 12:01 a.m. on July 31, 2004.
Amended on Premises Insuring Agreement Rider

RIDER NO 20
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363152
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	An additional Insuring Agreement is added to the attached bond as follows:
“STOP PAYMENT ORDER LIABILITY
Loss by reason of the Insured becoming legally obligated to pay as damages in connection with any check, note or draft, other than a “traveler’s check”, upon which a stop payment order has been placed, drawn upon or payable by the Insured and drawn or made by, or bearing the acceptance of, any depositor of the Insured and arising out of:
(1)	compliance or failure to comply with any notice to stop payment, or

(2)	refusal to pay or to certify such check, note or draft, or

(3)	failure to give proper notice of dishonor.
It is understood however, that there shall be no coverage for:
(1)	any liability assumed by the Insured under any agreement to be responsible for loss, or

(2)	any liability arising out of dishonest or fraudulent acts of officers or employees of the Insured.”
2.	The Single Loss Limit of Liability under the foregoing Insuring Agreement shall be Five Hundred Thousand and no/100ths Dollars ($500,000.00), it being understood, however, that such liability shall be a part of and not in addition to the Aggregate Limit of Liability stated in Item 3 of the Declarations of the attached Bond.

3.	The Underwriter shall be liable hereunder for the amount by which a Single Loss exceeds the Single Loss Deductible stated below, but not in excess of the Single Loss Limit of Liability stated above.
     Single Loss Deductible Five Thousand and no/100ths $5,000.00 Dollars.
4.	This rider shall become effective as of 12:01 a.m. on July 31, 2004 standard time.
Stop Payment Order Liability Rider

RIDER NO. 21
     To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363152
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	Insuring Agreement (D) FORGERY OR ALTERATION is amended by inserting the words or any Employee between the word customer and of in the 5th line of subsection (2) of this Insuring Agreement (D).

2.	All other terms, conditions and limitations of the bond remain in full force and effect.

3.	This rider shall become effective as of 12:01 a.m. on July 31, 2004 standard time.
Amended On Premises Insuring Agreement Rider

RIDER NO. 22
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363152
in favor of Hartford Series Fund, Inc.
It is agreed that
1.	The attached bond is amended by inserting as an additional part of Section 1(e), definition of Employee, the following:
     Any officer, partner or employee of any:
(i)	investment advisor, or

(ii)	underwriter (distributor), or

(iii)	transfer agent or shareholder record keeper, or

(iv)	authorized administrator keeping financial records for an insured investment company, with such coverage being limited to employees of the above if they are affiliated persons of an insured investment company as outlined in the Investment Company Act of 1940.
2.	This rider shall become effective as of 12:01 a.m. on July 31, 2004 standard time.
NATIONAL ASSOCIATION OF SECURITIES DEALERS RIDER
FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14, TO
INCLUDE CERTAIN REGISTERED PERSONS AS EMPLOYEES WHEN ISSUED TO
AN INSURED, WHICH IS A MEMBER OF THE NATIONAL ASSOCIATION OF SECURITIES
DEALERS, INC.
REVISED TO OCTOBER 1987.
SR 6139a

RIDER NO. 23
To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. 104363152
in favor of Hartford Series Fund, Inc.
It is agreed that:
1.	An additional Insuring Agreement is added as follows:
•	Uncollected Items of Deposit Insuring Agreement: subject to a Single Loss Limit of Liability of: Ten Million Dollars and no/100ths ($10,000,000.00) and subject to a Single Loss Deductible of $Nil which Insuring Agreement covers loss resulting directly from the payment of dividends or fund shares, or withdrawals permitted from a customers mutual fund account as the result of an uncollectible item of deposit.
2.	Exclusion (o) is deleted in its entirety and replaced with the following:
"(o) loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A) or the Uncollected Items of Insuring Agreement coverage.”
3.	All other terms, conditions and limitations of the bond remain in full force and effect.

4.	This rider is effective as of 12:01 a.m. standard time on July 31, 2004.
Uncollected Items of Deposit Insuring Agreement Rider

JOINT INSURED BOND – AGREEMENT FOR PROPORTIONATE RECOVERY
Effective July 31, 2006, as amended March 29, 2007
In accordance with Rule 17g-1(f) of the Investment Company Act of 1940, the parties listed on the signature pages (the “Parties”) hereby agree as follows:
WHEREAS, each of the Parties is an insured under the Financial Institution Bonds issued by Travelers Casualty and Surety Company (the “Bonds”), effective July 31, 2006: and
WHEREAS, the Bonds, a primary bond and excess bond, provide joint fidelity bond coverage in accordance with Rule 17g-1; and
WHEREAS, under the terms of the Bonds, the fidelity coverage is $50 million per occurrence;
and
In consideration of the benefits provided by the purchase of the joint Bond coverage,
NOW THEREFORE, IT IS AGREED THAT:
In the event recovery is received under the Bonds as a result of a loss sustained by a Fund and another of the Parties, the Fund shall receive an equitable and proportionate share of the recovery, at least equal to the amount that it would have received had the Fund provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).
IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representative.
HARTFORD SERIES FUND, INC.*
HARTFORD HLS SERIES FUND II, INC.*
THE HARTFORD MUTUAL FUNDS, INC.*
THE HARTFORD MUTUAL FUNDS II, INC.*
THE HARTORD INCOME SHARES FUND, INC.

By:	/s/ Edward P. Macdonald Edward P. Macdonald Vice President

*	For itself and on behalf of its series listed on Appendix A.

ATTACHMENT A
Amended as of March 29, 2007
Hartford Series Fund, Inc.
Hartford Advisers HLS Fund
Hartford Capital Appreciations HLS Fund
Hartford Disciplined Equity HLS Fund
Hartford Dividend and Growth HLS Fund
Hartford Equity Income HLS Fund
Hartford Focus HLS Fund
Hartford Global Advisers HLS Fund
Hartford Global Communications HLS Fund
Hartford Global Financial Services HLS Fund
Hartford Global Health HLS Fund
Hartford Global Leaders HLS Fund
Hartford Global Technology HLS Fund
Hartford Growth HLS Fund
Hartford High Yield HLS Fund
Hartford Index HLS Fund
Hartford International Capital Appreciation HLS Fund
Hartford International Opportunities HLS Fund
Hartford International Small Company HLS Fund
Hartford MidCap HLS Fund
Hartford MidCap Value HLS Fund
Hartford Money Market HLS Fund
Hartford Mortgage Securities HLS Fund
Hartford Small Company HLS Fund
Hartford Stock HLS Fund
Hartford Total Return Bond HLS Fund
Hartford Value HLS Fund
Hartford HLS Series Fund II, Inc.
Hartford Growth Opportunities HLS Fund
Hartford International Stock HLS Fund
Hartford LargeCap Growth HLS Fund1, 2
Hartford MidCap Stock HLS Fund3
Hartford MidCap Growth HLS Fund
Hartford SmallCap Growth HLS Fund
Hartford SmallCap Value HLS Fund
Hartford U.S. Government Securities HLS Fund
Hartford Value Opportunities HLS Fund

1.	Name change effective February 5, 2007 (formerly Hartford Blue Chip Stock HLS Fund)

2.	On February 2, 2007 Hartford Capital Opportunities HLS Fund and Hartford LargeCap Growth HLS Fund merged into Hartford Blue Chip Stock HLS Fund and Hartford Blue Chip Stock HLS Fund was subsequently re-named (February 5, 2007) Hartford LargeCap Growth HLS Fund.

3.	Name change effective December 11, 2006 (formerly Hartford MidCap Stock HLS Fund)

The Hartford Mutual Funds, Inc.
The Hartford Advisers Fund
The Hartford Balanced Allocation Fund
The Hartford Balanced Income Fund4
The Hartford Capital Appreciation Fund
The Hartford Capital Appreciation II Fund
The Hartford Conservative Allocation Fund
The Hartford Disciplined Equity Fund
The Hartford Dividend and Growth Fund
The Hartford Equity Growth Allocation Fund (formerly The Hartford Aggressive Growth Allocation Fund)
The Hartford Equity Income Fund
The Hartford Floating Rate Fund
The Hartford Focus Fund
The Hartford Global Communications Fund
The Hartford Global Financial Services Fund
The Hartford Global Health Fund
The Hartford Global Leaders Fund
The Hartford Global Technology Fund
The Hartford Growth Allocation Fund
The Hartford High Yield Fund
The Hartford Income Allocation Fund
The Hartford Income Fund
The Hartford Inflation Plus Fund
The Hartford International Capital Appreciation Fund
The Hartford International Opportunities Fund
The Hartford International Small Company Fund
The Hartford LargeCap Growth Fund5
The Hartford MidCap Fund
The Hartford MidCap Growth Fund4
The Hartford MidCap Value Fund
The Hartford Money Market Fund
The Hartford Retirement Income Fund
The Hartford Select MidCap Growth Fund
The Hartford Select MidCap Value Fund
The Hartford Select SmallCap Growth Fund6
The Hartford Select SmallCap Value Fund4
The Hartford Short Duration Fund
The Hartford Small Company Fund
The Hartford Stock Fund
The Hartford Target Retirement 2010 Fund
The Hartford Target Retirement 2020 Fund
The Hartford Target Retirement 2030 Fund
The Hartford Tax-Free California Fund
The Hartford Tax-Free New York Fund
The Hartford Total Return Bond Fund
The Hartford Value Fund

4.	New fund effective July 31, 2006

5.	New fund effective November 30, 2006

6.	Fund to be liquidated as of March 30, 2007

The Hartford Mutual Funds II, Inc.
The Hartford Growth Fund
The Hartford Growth Opportunities Fund
The Hartford SmallCap Growth Fund
The Hartford Tax-Free Minnesota Fund
The Hartford Tax-Free National Fund
The Hartford U.S. Government Securities Fund
The Hartford Value Opportunities Fund
The Hartford Income Shares Fund, Inc.

Hartford Series Fund, Inc.
Hartford HLS Series Fund II, Inc.
The Hartford Mutual Funds, Inc.
The Hartford Mutual Funds II, Inc.
The Hartford Income Shares Fund, Inc.
Approved July 18, 2006
Approval of Fidelity Bond Coverage
For approval first by a majority of the independent directors and then by all the directors:
RESOLVED, that each of the officers of The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., The Hartford Income Shares Fund, Inc., Hartford Series Fund, Inc., and Hartford HLS Series Fund II, Inc. (each, a “Fund” and collectively, the “Funds”) is hereby authorized to enter into a joint fidelity bond written by Travelers or another insurance company with an AM Best rating of A or better as lead provider so that the amount of insurance is equal to the greater of $50 million or the amount required by the Investment Company Act of 1940 (“1940 Act”) (the “Joint Bond”), in substantially the form presented at this meeting, for the period ending on or about July 31, 2007; and
FURTHER RESOLVED, that the Joint Bond will cover, among other things, officers of the Funds in accordance with the requirements of Rule 17g-1 under the 1940 Act; and
FURTHER RESOLVED, that after considering such factors as: the value of the aggregate assets of the Funds to which any person covered under the Joint Bond may have access; the types and terms of the arrangements for the custody and safekeeping of such assets and the nature of the securities in the portfolio of each Fund, management has represented and it is the judgment of the Board that the form of and the amount of the Joint Bond are reasonable, and are hereby approved; and
FURTHER RESOLVED, that in approving the Joint Bond, the Board has also given due consideration to, among other things, (i) the total amount of the Joint Bond; (ii) the amount of the premium of the Joint Bond; (iii) the ratable allocation of the total premium among all the insureds; and (iv) that the share of the premium allocated to each Fund under the Joint Bond is less than the premium that each Fund would have had to pay had each Fund maintained a single insured bond; and
FURTHER RESOLVED, that each of the officers of each Fund is hereby authorized and directed to enter into an agreement on behalf of the Fund, as required by Rule 17g-1(f) under the 1940 Act, with each of the other insured Funds, providing in substance that in the event any recovery is received under the Joint Bond as a result of a loss sustained by the Fund and also by one or more of the other insured Funds, the Fund shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1); and

FURTHER RESOLVED, that each of the officers of each Fund is hereby authorized and directed to pay on behalf of that Fund its respective portion of the total premium, pro rata based on net assets; and
FURTHER RESOLVED, that the Secretary of each Fund or his delegate is hereby instructed to make all filings with the SEC and to give all notices required by Rule 17g-1 under the 1940 Act on behalf of the Fund with respect to the Joint Bond; and
FURTHER RESOLVED, that each of the officers of each Fund is hereby authorized and directed to increase the amount of the Joint Bond at any time and from time to time as they may deem necessary or appropriate to comply with Rule 17g-1 under the 1940 Act, such determination to be conclusively evidenced by such acts; and
FURTHER RESOLVED, that each of the officers of each Fund is hereby authorized to execute and deliver such documents as may be necessary to effect the policy and authorized and directed to take such other actions as they deem reasonably necessary to carry out these resolutions and to comply with Rule 17g-1 under the 1940 Act.

Fidelity Bond Coverage
Based on Assets on February 28, 2007

		Bond Requirement
	Gross Assets	By Series or	By
	Feb. 2007	Portfolio	Registrant
	(000s omitted)	(000s omitted)	(000s omitted)
TOTALS

Hartford Series Fund, Inc.	$59,430,463	$33,725	$2,500

Hartford HLS Series Fund II, Inc.	$4,673,678	$6,625	$2,500

The Hartford Mutual Funds, Inc.	$40,755,604	$33,675	$2,500

The Hartford Mutual Funds II, Inc.	$3,539,255	$5,325	$2,300

The Hartford Income Shares Fund, Inc.	$111,158	$525	$525

	$108,510,158	$79,875	$10,325

Hartford Series Fund, Inc.
The Hartford Advisers HLS Fund	$8,255,046	$2,500
The Hartford Capital Appreciation HLS Fund	$14,421,345	$2,500
The Hartford Disciplined Equity HLS Fund	$1,770,295	$1,500
The Hartford Dividend and Growth HLS Fund	$7,201,884	$2,500
The Hartford Equity Income HLS Fund	$477,356	$750
The Hartford Focus HLS Fund	$80,340	$450
The Hartford Global Advisers HLS Fund	$554,273	$900
The Hartford Global Communications HLS Fund	$28,086	$300
The Hartford Global Financial Services HLS Fund	$36,814	$350
The Hartford Global Health HLS Fund	$442,363	$750
The Hartford Global Leaders HLS Fund	$1,198,349	$1,250
The Hartford Global Technology HLS Fund	$143,376	$525
The Hartford Growth HLS Fund	$552,260	$900
The Hartford High Yield HLS Fund	$771,935	$1,000
The Hartford Index HLS Fund	$1,823,106	$1,500
The Hartford International Capital Appreciation HLS Fund	$930,837	$1,000
The Hartford International Opportunities HLS Fund	$1,999,556	$1,500
The Hartford International Small Company HLS Fund	$441,024	$750
The Hartford MidCap HLS Fund	$2,957,830	$1,900
The Hartford MidCap Value HLS Fund	$1,141,005	$1,250
The Hartford Money Market HLS Fund	$1,889,136	$1,500
The Hartford Mortgage Securities HLS Fund	$637,042	$900
The Hartford Small Company HLS Fund	$1,532,618	$1,500
The Hartford Stock HLS Fund	$5,091,790	$2,500
The Hartford Total Return Bond HLS Fund	$4,617,318	$2,500
The Hartford Value HLS Fund	$435,479	$750
Total	$59,430,463	$33,725	$2,500

Fidelity Bond Coverage
Based on Assets on February 28, 2007

		Bond Requirement
	Gross Assets	By Series or	By
	Feb. 2007	Portfolio	Registrant
	(000s omitted)	(000s omitted)	(000s omitted)
Hartford HLS Series Fund II, Inc.
The Hartford Growth Opportunities HLS Fund	$1,299,804	$1,250
The Hartford International Stock HLS Fund	$99,924	$450
The Hartford Large Cap Growth HLS Fund	$200,862	$600
The Hartford MidCap Growth HLS Fund	$54,792	$400
The Hartford SmallCap Growth HLS Fund	$1,008,621	$1,250
The Hartford SmallCap Value HLS Fund	$102,151	$525
The Hartford U.S. Government Securities HLS Fund	$1,205,791	$1,250
The Hartford Value Opportunities HLS Fund	$701,733	$900
Total	$4,673,678	$6,625	$2,500

The Hartford Mutual Funds, Inc.
The Hartford Advisers Fund	$1,636,986	$1,500
The Hartford Aggressive Growth Allocation Fund	$228,442	$600
The Hartford Balanced Allocation Fund	$805,522	$1,000
The Hartford Balanced Income Fund	$21,052	$250
The Hartford Capital Appreciation Fund	$16,387,177	$2,500
The Hartford Capital Appreciation II Fund	$599,005	$900
The Hartford Conservative Allocation Fund	$172,086	$600
The Hartford Disciplined Equity Fund	$332,159	$750
The Hartford Dividend & Growth Fund	$3,635,367	$2,300
The Hartford Equity Income Fund	$847,641	$1,000
The Hartford Floating Rate Fund	$3,920,865	$2,300
The Hartford Focus Fund	$65,868	$400
The Hartford Global Communications Fund	$33,848	$300
The Hartford Global Financial Services Fund	$32,771	$300
The Hartford Global Health Fund	$835,076	$1,000
The Hartford Global Leaders Fund	$738,703	$900
The Hartford Global Technology Fund	$59,582	$400
The Hartford Growth Allocation Fund	$720,505	$900
The Hartford High Yield Fund	$287,132	$750
The Hartford Income Allocation Fund	$41,182	$350
The Hartford Income Fund	$200,512	$600
The Hartford Inflation Plus Fund	$723,221	$900
The Hartford International Capital Appreciation Fund	$412,328	$750
The Hartford International Opportunities Fund	$343,043	$750
The Hartford International Small Company Fund	$246,447	$600
The Hartford LargeCap Growth Fund	$10,256	$200

Fidelity Bond Coverage
Based on Assets on February 28, 2007

		Bond Requirement
	Gross Assets	By Series or	By
	Feb. 2007	Portfolio	Registrant
	(000s omitted)	(000s omitted)	(000s omitted)
The Hartford MidCap Fund	$3,105,420	$2,100
The Hartford MidCap Growth Fund	$15,037	$225
The Hartford MidCap Value Fund	$460,277	$750
The Hartford Money Market Fund	$261,831	$750
The Hartford Retirement Income Fund	$1,412	$100
The Hartford Select MidCap Growth Fund	$26,660	$300
The Hartford Select MidCap Value Fund	$55,408	$400
The Hartford Select SmallCap Growth Fund	$8,971	$175
The Hartford Select SmallCap Value Fund	$100,985	$525
The Hartford Short Duration Fund	$191,065	$600
The Hartford Small Company Fund	$482,905	$750
The Hartford Stock Fund	$1,160,815	$1,250
The Hartford Target Retirement 2010 Fund	$4,778	$125
The Hartford Target Retirement 2020 Fund	$7,063	$150
The Hartford Target Retirement 2030 Fund	$5,906	$150
The Hartford Tax-Free California Fund	$30,848	$300
The Hartford Tax-Free New York Fund	$16,057	$225
The Hartford Total Return Bond Fund	$1,123,580	$1,250
The Hartford Value Fund	$359,810	$750
Total	$40,755,604	$33,675	$2,500

The Hartford Mutual Fund II, Inc.
The Hartford Growth Fund	$1,150,975	$1,250
The Hartford Growth Opportunities Fund	$1,316,153	$1,250
The Hartford SmallCap Growth Fund	$470,797	$750
The Hartford Tax-Free Minnesota Fund	$38,101	$350
The Hartford Tax-Free National Fund	$148,252	$525
The Hartford U.S. Government Securities Fund	$190,927	$600
The Hartford Value Opportunities Fund	$224,050	$600
Total	$3,539,255	$5,325	$1,900

The Hartford Income Shares Fund, Inc.	$106,424	$525	$525

April 5, 2007
Securities and Exchange Commission
Public Filing Desk
450 5th St., N.W.
Washington, D.C. 20549
Dear Sir or Madam:
Pursuant to Section 17(g) of the Investment Company Act of 1940, as amended, and Rule 17g-1 thereunder, I hereby enclose for filing a copy of (i) the Financial Institution Bond (“Fidelity Bond”) and (ii) the Excess Financial Institution Bond (“Excess Bond”) with respect to Hartford Series Fund, Inc., Hartford HLS Series Fund II, Inc., The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc. and The Hartford Income Shares Fund, Inc. (each a “Fund” and collectively, the “Funds”); (iii) a copy of the resolution of a majority of the board of directors of the Funds who are “not interested persons” approving the Fidelity Bond; and (iv) a copy of the joint insured agreement.
The premiums for the Fidelity Bond and Excess Bond have been paid through July 31, 2007. Should you have any questions regarding this filing, feel free to contact me at 860 843-9934.
Sincerely,
/s/ Edward P. Macdonald
Edward P. Macdonald
Vice President, Secretary and Chief Legal Officer